UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Miromatrix Medical Inc.
(Name of Subject Company)

Miromatrix Medical Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)
60471P108
(CUSIP Number of Common Stock)
Jeffrey Ross
Chief Executive Officer
6455 Flying Cloud Drive, Suite 107
Eden Prairie, MN 55344
(952) 942-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:
Steven C. Kennedy
Michael A. Stanchfield
Brandon A. Mason
Faegre Drinker Biddle & Reath LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.
(a)   Name and address.
The name of the subject company is Miromatrix Medical Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 6455 Flying Cloud Drive, Suite 107, Eden Prairie, MN 55344 and the telephone number of its principal executive offices is (952) 942-6000.
(b)   Securities.
The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Recommendation Statement”) relates is the common stock of the Company, par value $0.00001 per share (the “Shares”). As of November 10, 2023, there were 27,419,228 Shares issued and outstanding.
Item 2.   Identity and background of filing person.
(a)   Name and address.
This Recommendation Statement is being filed by the Company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.
(d)   Tender offer.
This Recommendation Statement relates to the tender offer by Morpheus Subsidiary Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of United Therapeutics Corporation (“Parent”), a Delaware public benefit corporation, to purchase all of the outstanding Shares, pursuant to the Agreement and Plan of Merger, dated as of October 29, 2023, by and among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), in exchange for (a) $3.25 per Share in cash (the “Cash Consideration”), plus (b) one contractual contingent value right (each, a “CVR” and collectively, the “CVRs”) per Share, representing the right to receive a contingent payment of $1.75 in cash (the “Milestone Payment”) upon the achievement of a specified milestone on or prior to December 31, 2025 (the “CVR Expiration Date”), subject to and in accordance with the terms of a contingent value rights agreement (the “CVR Agreement”) to be entered into by Parent and Continental Stock Transfer & Trust Company, a New York corporation, or another rights agent mutually agreeable to Parent and the Company (the “Rights Agent”) (the Cash Consideration plus one CVR, or any higher amount per Share paid pursuant to the Offer (as defined below), collectively, the “Offer Consideration”), in each case, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in an offer to purchase, dated as of November 13, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2023. The Offer to Purchase, Letter of Transmittal, and this Recommendation Statement are being mailed to the Company’s stockholders. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Recommendation Statement, respectively, and are incorporated herein by reference. The Offer will expire one minute after 11:59 p.m., New York City time, on December 11, 2023, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following (and including the day of) the commencement of the Offer, unless the Offer is otherwise extended or earlier terminated (the “Expiration Date”).
Each CVR represents a contractual contingent right to receive the Milestone Payment, without interest and less any required withholding taxes, if and only if the Milestone is achieved on or prior to the CVR Expiration Date. The “Milestone” means the first implantation of the Company’s fully implantable bioengineered kidney product, i.e., the product currently known as “mirokidney™” or MIRO-003, or any improved or modified (but still fully implantable) version thereof (the “Product”), into a living human patient in a clinical trial sponsored by, or on behalf of, Parent, the Company, or their affiliates, which is conducted under (a) an investigational device exemption approved or considered to be approved by the United States Food and Drug Administration (the “FDA”) pursuant to FDA regulation, or (b) an investigational new drug application that has become effective pursuant to FDA regulation.
The Offer is not subject to any financing condition. Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) there having been validly tendered in the Offer and “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the Delaware General Corporation Law (the “DGCL”)) and not validly withdrawn, a number of Shares that, together with all other Shares, if any, then owned by Purchaser and its affiliates (as defined in Section 251(h)(6)(a) of the DGCL), represent at least a majority of the Shares outstanding at the Expiration Date (the “Minimum Condition”); (ii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement as of the date of the Merger Agreement and as of and as though made on the Expiration Date, subject to customary thresholds and exceptions; (iii) the Company’s compliance with, and performance of, in all material respects, all of its covenants and agreements contained in the Merger Agreement that it is required to perform or comply with at or prior to the Expiration Date; (iv) the absence of a Material Adverse Effect (as defined in the Merger Agreement); and (v) other customary conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”). As of the date of the Merger Agreement, Purchaser and its affiliates (as defined in Section 251(h)(6)(a) of the DGCL) collectively owned no Shares.
Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions, Purchaser will accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date, and each Share validly tendered and not validly withdrawn pursuant to the Offer will be entitled to receive the Offer Consideration; provided, that with respect to Shares validly tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL), Purchaser shall be under no obligation to make any payment for such Shares pursuant to the Offer unless and until such Shares are so received.
Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, as soon as practicable following consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”) in accordance with Section 251(h) of the DGCL. Upon completion of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) are met, no vote of the stockholders of the Company will be required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately before the Effective Time (other than (i) Shares owned by the Company as treasury stock, Shares that were owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of the Company, Purchaser or Parent at the commencement of the Offer or Shares irrevocably accepted for purchase by Purchaser in the Offer (collectively, “Excluded Shares”), and (ii) Shares that are held by any stockholder who (A) has not tendered such Shares into the Offer (unless such Shares were validly withdrawn) and has not voted in favor of the Merger or consented thereto in writing, (B) is entitled to demand and has properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL, and (C) has not effectively withdrawn or lost its rights to appraisal with respect to such Shares under the DGCL (collectively, “Dissenting Shares”)) will be converted into the right to receive the Offer Consideration from Purchaser (the “Merger Consideration”). The treatment of equity awards under the Company’s benefit plans is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company” of this Recommendation Statement. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.
The Merger Agreement contains provisions governing the circumstances in which Purchaser is required or permitted to extend the Offer. Purchaser is required to extend the Offer (i) for any period to the minimum extent required by any law, or any interpretation of position of the SEC, the staff thereof or the Nasdaq

Capital Market (“Nasdaq”) applicable to the Offer, and (ii) at the Company’s written request, for additional periods of between five and ten business days per extension (or such other period as Parent and the Company may agree), if as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or (to the extent permitted under the Merger Agreement and applicable law) waived. Additionally, if as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or (to the extent permitted under the Merger Agreement and applicable law) waived, Purchaser may extend the Offer in its discretion (without the consent of the Company or any other person) for additional periods of between five and ten business days per extension (or such other period as Parent and the Company may agree) to permit such Offer Condition to be satisfied; provided, however, that if, as of any Expiration Date, all of the Offer Conditions (other than the Minimum Condition) have been satisfied or waived, neither Parent nor Purchaser will be required to extend the Offer on more than three occasions, but may elect to do so with the Company’s prior written consent, and Parent and Purchaser will not be required to, and may not without the Company’s prior written consent, extend the Offer beyond the earlier of the valid termination of the Merger Agreement and March 29, 2024.
The Merger Agreement includes customary representations, warranties and covenants of the Company, Parent and Purchaser for a transaction of this nature, including certain customary restrictions with respect to the operation of the Company’s business between the execution of the Merger Agreement and the Effective Time.
The Company has agreed to customary restrictions on its ability to solicit alternative Acquisition Proposals (as defined in the Merger Agreement) from third parties and to engage in discussions or negotiations with third parties regarding such Acquisition Proposals. Notwithstanding these restrictions, the Company may under certain circumstances provide information to, and participate in discussions or negotiations with, third parties with respect to an unsolicited bona fide written Acquisition Proposal if the board of directors of the Company (the “Board”) determines in good faith (after consultation with its outside legal counsel and financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement), and that failure to take such actions would be inconsistent with the Board’s fiduciary duties under applicable law. The Merger Agreement also provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company to accept and enter into an agreement with respect to a Superior Proposal, the Company will be required to pay Parent a termination fee in the amount of $4 million.
The foregoing summary and description of the Transactions and the Merger Agreement is qualified by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.
Purchaser was formed in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 1000 Spring Street, Silver Spring, MD 20910. The telephone number of each entity is (301) 608-9292.
For the reasons described below, the Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
If the number of Shares tendered in the Offer is insufficient to satisfy the Minimum Condition upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Consideration or the Merger Consideration pursuant to the Offer or the Merger, as applicable.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Recommendation Statement, can be obtained without charge from the SEC’s website at www.sec.gov.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
(d)   Conflicts of Interest
Except as set forth in this Recommendation Statement, as of the date of this Recommendation Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) their respective executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.
(1)   Arrangements with Current Executive Officers, Directors and Affiliates of the Company.
Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of the Company who own Shares tender their Shares pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company, as described under Item 2 above. As of November 10, 2023, the executive officers and directors of the Company beneficially owned, in the aggregate, 644,856 Shares (which, for clarity, exclude Shares subject to outstanding options (each, a “Company Stock Option”) or awards to purchase Shares granted under the Company’s 2021 Equity Incentive Plan, 2019 Equity Incentive Plan, and 2010 Stock Incentive Plan (each, a “Company Equity Plan”), Shares underlying outstanding restricted stock units granted under a Company Equity Plan (each, a “Company RSU” and together with the Company Stock Options, the “Company Stock Awards”) and purchase rights under the Company’s 2021 Employee Stock Purchase Plan (the “Company ESPP”)). If the directors and executive officers were to tender all 644,856 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $2,095,782 in cash and 644,856 CVRs pursuant to the Offer. If the directors and executive officers do not tender these Shares pursuant to the Offer, they will receive the same aggregate of $2,095,782 in cash and 644,856 CVRs in the Merger.
The following table sets forth the number of Shares that were beneficially owned as of November 10, 2023, by each of our executive officers and directors (which, for clarity, excludes Shares subject to outstanding Company Stock Options, Company RSUs and purchase rights under the Company ESPP), and the aggregate cash consideration that would be payable for such Shares if such executive officers and directors tender their Shares pursuant to the Offer. One CVR would also be provided as consideration for each such Share.
Directors and executive officers	Number of Shares (#)	Cash Consideration for Shares ($)	Maximum Value of CVRs in respect of Shares ($)
Jeffrey Ross	308,775	1,003,519	540,356
James Douglas	31,250	101,563	54,688
Paul Buckman	52,593	170,927	92,038
William Burke	66,943	217,565	117,150
John Erb	56,260	182,845	98,455
Lisa Wipperman Heine	66,943	217,565	117,150
Peter Maag	62,092	201,799	108,661
All directors and current executive officers as a group (7 persons)	644,856	2,095,782	1,128,498
Treatment of Company Stock Awards.
The Merger Agreement provides for the following treatment of Company Stock Awards:
•
In-the-Money Options.   At the Effective Time, each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, and which has an exercise price per Share that is less than the amount of the Cash Consideration (each, an “In-the-Money Option”), shall be canceled and converted into the right to receive (i) an amount in cash (without interest and less any required withholding tax) equal to the product of (A) the excess of the amount of the Cash Consideration over the exercise price per Share of such In-the-Money Option and (B) the number of Shares subject to such In-the-Money Option (without regard to vesting), and (ii) a number of

CVRs equal to the number of Shares subject to such In-the-Money Option immediately prior to the Effective Time (without regard to vesting).
•
Contingent-In-the-Money Options.   At the Effective Time, each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, and which has an exercise price per Share that is equal to or greater than the amount of the Cash Consideration and less than the sum of the amount of the Cash Consideration and the maximum amount payable under a CVR (each, a “Contingent-In-the-Money Option”), shall be cancelled and converted into the right to receive a number of CVRs equal to the number of Shares underlying such Contingent-In-the-Money Option; provided, that the payment, if any, under each CVR shall be reduced by the amount by which the exercise price per Share exceeds the amount of the Cash Consideration. The cancellation of such Contingent-In-the-Money Options shall not entitle the holder thereof to receive any Cash Consideration at the Effective Time.

•
Out-of-the-Money Options.   At the Effective Time, each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, and which has an exercise price per Share that is greater than or equal to the sum of the amount of the Cash Consideration and the maximum amount payable under a CVR (each, an “Out-of-the-Money Option”), shall be cancelled for no consideration.

•
Company RSUs.   At the Effective Time, each Company RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall be cancelled and automatically converted into the right of the holder thereof to receive, for each Share underlying such Company RSU (without regard to vesting), (x) the Cash Consideration (without interest and less any required withholding tax) and (y) one CVR.

Promptly following the Effective Time, but in any event no later than the second regularly scheduled payroll date following the Effective Time, Parent will, or will cause the Surviving Corporation or its affiliate to, pay through its payroll system to each former holder of Company Stock Awards, the amounts due and payable to such holder pursuant to the Merger Agreement in respect of such Company Stock Awards, less any tax withholding required under the Code (as defined in the Merger Agreement) or any applicable state, local or foreign Tax Law (as defined in the Merger Agreement) and any other amounts that are required or have been authorized by the applicable holder to be withheld.
The following table sets forth (i) the number of Shares underlying the outstanding Company Stock Options and Company RSUs held by each executive officer and director of the Company, as applicable, and (ii) the estimated consideration, including the maximum potential value of the CVR consideration, that the Company’s executive officers and directors are eligible to receive (before deduction of required tax withholdings) in connection with the Merger in respect of such awards, in each case as of November 10, 2023. Solely for purposes of the table below, we have assumed that the Effective Time occurs on December 13, 2023. The table below does not take into account any vesting, forfeiture, or exercise of equity awards between November 10, 2023 and the Effective Time.
Name of Executive Officer or Director	Number of Vested Company Stock Options (#)	Cash Consideration for Vested Company Stock Options ($)(a)	Maximum Value of CVRs in respect of Vested Company Stock Options ($)(b)	Number of Unvested Company Stock Options (#)	Cash Consideration for Unvested Company Stock Options ($)(a)	Maximum Value of CVRs in respect of Unvested Company Stock Options ($)(b)	Number of Unvested Company Restricted Stock Units (#)	Cash Consideration for Unvested Company Restricted Stock Units ($)(c)	Maximum Value of CVRs in respect of Unvested Company Restricted Stock Units ($)(b)
Jeffrey Ross	353,277	—	618,235	175,000	—	306,250	87,500	284,375	153,125
James Douglas	45,000	—	78,750	175,000	—	306,250	20,000	65,000	35,000
Paul Buckman	193,750	—	339,063	—	—	—	54,201	176,153	94,852
William Burke	—	—	—	—	—	—	67,413	219,092	117,973
John Erb	193,750	—	339,063	—	—	—	54,201	176,153	94,852

Name of Executive Officer or Director	Number of Vested Company Stock Options (#)	Cash Consideration for Vested Company Stock Options ($)(a)	Maximum Value of CVRs in respect of Vested Company Stock Options ($)(b)	Number of Unvested Company Stock Options (#)	Cash Consideration for Unvested Company Stock Options ($)(a)	Maximum Value of CVRs in respect of Unvested Company Stock Options ($)(b)	Number of Unvested Company Restricted Stock Units (#)	Cash Consideration for Unvested Company Restricted Stock Units ($)(c)	Maximum Value of CVRs in respect of Unvested Company Restricted Stock Units ($)(b)
Lisa Wipperman Heine	—	—	—	—	—	—	67,413	219,092	117,973
Peter Maag	—	—	—	—	—	—	58,368	189,696	102,144
All directors and current executive officers as a group (7 persons)	785,777	—	1,375,111	350,000	—	612,500	409,096	1,329,561	715,919

(a)
The estimated cash consideration in respect of the Company Stock Options equals the aggregate number of Shares underlying the Company Stock Options multiplied by the amount, if any, by which the amount of the Cash Consideration exceeds the per Share exercise price of the Company Stock Options.

(b)
The value of the CVRs included in the table assumes that the Milestone is achieved and the maximum Milestone Payment ($1.75 per CVR) is received, and does not reflect any required reduction to the Milestone Payment in the case of Contingent-In-the-Money Options.

(c)
The estimated cash consideration in respect of each Company RSU equals the aggregate number of Shares underlying the Company RSU multiplied by the Cash Consideration.

Tender and Support Agreement
In connection with the execution of the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”), dated as of October 29, 2023, with Jeffrey Ross, James Douglas, Paul Buckman, William Burke, John Erb, Lisa Wipperman Heine and Peter Maag (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), solely in such individuals’ capacities as stockholders of the Company. The Supporting Stockholders collectively owned approximately 2.35% of the outstanding Shares as of October 29, 2023. Pursuant to the Support Agreement, the Supporting Stockholders agreed, among other things, to validly tender or cause to be validly tendered into the Offer (and to not withdraw or cause or permit to be withdrawn), all of the Shares beneficially owned by such Supporting Stockholders (including any additional Shares or other voting securities which a Supporting Stockholder acquires record and/or beneficial ownership of after the date of the Support Agreement). See “— Arrangements with Purchaser and Parent” beginning on page 8 of this Recommendation Statement for further information regarding the Support Agreement.
Employment Agreements and Retention Arrangements Through and Following the Merger
As of the date of this Recommendation Statement, none of the Company’s current executive officers has entered into any new agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment or retention with the Surviving Corporation or any other affiliate of Parent. Although it is possible that the Company, Parent, Purchaser or the Surviving Corporation may enter into employment, retention or consultancy agreements, arrangements or undertakings with the Company’s executive officers and certain other key employees prior to the Effective Time, as of the date of this Recommendation Statement, there can be no assurance that any parties will enter into any such agreement, arrangement or undertaking or reach an agreement regarding the same. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with Parent or Purchaser.
The existing employment agreements between the Company and its current executive officers, Mr. Ross and Mr. Douglas, provide that if the executive officer’s employment is terminated by the Company, then the

Company is obligated to pay to the executive officer his base salary earned through the date of termination and the value of his paid time off accrued and unused through the date of termination. In addition, upon a termination of employment by the Company for any reason other than for “cause,” or termination by the executive officer for “good reason,” each term as defined in the respective employment agreement, the executive officer will be entitled to payments in an amount equal to 12 months (in the case of Mr. Ross) or six months (in the case of Mr. Douglas) of his then-current annual base salary, less customary deductions, payable in regular installments during the six-month period immediately following the date of termination, and health insurance benefits for the same number of months following the date of his termination.
Parent Post-Effective Time Covenants
Pursuant to the Merger Agreement, for a period of one year following the Effective Time, Parent will provide, or will cause to be provided, to each Company employee who continues to be employed by Parent, Purchaser or the Company following the Effective Time (a “Continuing Employee”):
•
annual base compensation no less than as in effect immediately prior to the closing date of the Merger (the “Closing Date”);

•
target annual cash incentive bonus opportunities no less than those provided to similarly-situated employees of Parent; and

•
employee benefits (excluding equity and long-term incentives, change in control and retention arrangements, defined benefit pension benefits and post-employment welfare benefits) substantially comparable in the aggregate to either (as selected by Parent) (a) those provided by the Company under its benefit plans (excluding equity and long-term incentives, change in control and retention arrangements, defined benefit pension benefits and post-employment welfare benefits) immediately prior to the Closing Date or (y) those provided by Parent (with the same exceptions) to its similarly-situated employees.

Continuing Employees will be given service credit for purposes of eligibility, vesting, and determining the level of vacation, paid time off and severance benefits under any benefit or compensation plan, program, policy or agreement made available to the Continuing Employees on or after the Closing Date to the same extent such service was recognized immediately prior to the Closing Date under the corresponding employee benefit plan of the Company, except where such credit would result in the duplication of any benefits for the same period of service.
In addition, Parent, Purchaser and any of their affiliates, as applicable, will: (A) use commercially reasonable efforts to cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any benefit plans that provide welfare benefits in which Continuing Employees commence participation during the plan year in which the Closing Date occurs to the extent such exclusions, requirements or limitations were waived or satisfied by a Continuing Employee under any employee benefit plan of the Company providing welfare benefits in which the Continuing Employee participated immediately prior to the closing of the Merger (the “Closing”), and (B) cause any deductible, co-insurance and out-of-pocket expenses paid by any Continuing Employee (or covered dependent thereof) prior to the Closing Date in the plan year in which the Closing Date occurs under an employee benefit plan of the Company that provides health benefits during the plan year in which the Closing Date occurs to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions under any plan that provides health benefits for the plan year in which the Closing Date occurs.
Effective no later than the day before the Closing Date (but contingent on the Closing), the Company will terminate all plans that are tax-qualified plans with a cash or deferred arrangement under Section 401(k) of the Code (a “401(k) Plan”). Parent will permit Continuing Employees to directly roll over distributions of cash and promissory notes from the 401(k) Plan to a tax-qualified defined contribution plan maintained by Parent.
Except as specifically set forth in the Merger Agreement, the Merger Agreement does not confer upon any person (including Continuing Employees, employees, retirees, or dependents or beneficiaries of employees or retirees) any rights as a third-party beneficiary of the Merger Agreement, and nothing in the Merger

Agreement will be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, or limit the ability of Parent or any of its affiliates (including, following the Closing, the Company) to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them.
Section 16 Matters
On October 29, 2023, the Board adopted a resolution so that, to the extent permitted by law, the disposition of all Company equity securities as a result of, or in connection with, the Transactions or otherwise pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.
Rule 14d-10(d) Matters
In connection with the approval of the Merger Agreement, the Compensation Committee of the Board adopted resolutions approving existing agreements, arrangements or understandings with the Company’s officers, directors or employees pursuant to which compensation, severance or other benefits is or may become payable to such officer, director or employee as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act. The Board (or a committee thereof) may consider and may adopt further resolutions and otherwise take all necessary action to satisfy the non-exclusive safe harbor of Rule 14d-10(d)(2) of the Exchange Act.
Indemnification of Executive Officers and Directors
The Merger Agreement provides that all rights to indemnification existing in favor of the current or former directors, officers, or employees of the Company as provided in the Company’s certificate of incorporation or bylaws (provided, that any such rights that are subject to the discretion of the Board shall remain subject to such discretion), or in any indemnification agreement which has previously been made available to Parent, in each case, as in effect on the date of the Merger Agreement, for acts or omissions occurring prior to the Effective Time shall be assumed and performed by (and Parent shall cause such assumption and performance by) the Surviving Corporation and shall continue in full force and effect for a period of six years after the Effective Time, except as otherwise required by applicable law.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, Parent shall cause to be maintained in effect the Company’s existing directors’ and officers’ liability insurance policy covering claims arising from acts or omissions that occurred prior to the Effective Time; provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to the persons currently covered by the Company’s existing policies as of the date of the Merger Agreement or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); provided, further, that in no event shall Parent or the Surviving Corporation be required to pay an annual premium for the D&O insurance in excess of 300% of the amount of the annual premiums currently paid by the Company to maintain its existing directors’ and officers’ liability insurance, it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount.
The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ liability insurance does not purport to be complete and is qualified by reference to the Company’s certificate of incorporation, the Company’s bylaws, and the Merger Agreement, which are filed as Exhibits (e)(3), (e)(4) and (e)(1) to this Recommendation Statement, respectively, and incorporated herein by reference.
(2)
Arrangements with Purchaser and Parent.

Merger Agreement
On October 29, 2023, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 and the description of the Offer Conditions contained in Section 15 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Recommendation Statement and incorporated herein by reference.
The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Recommendation Statement to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser or their respective affiliates in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures or characterizations regarding any facts or circumstances relating to the Company, Parent or Purchaser and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than to establish matters as facts. Such representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. Moreover, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter delivered by the Company to Parent that was not filed with the SEC as part of the Merger Agreement. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except for (i) holders of Shares who have validly tendered and not validly withdrawn Shares pursuant to the Offer, if the Acceptance Time (as defined below) occurs, and (ii) holders of Shares, Company Stock Options, Company RSUs, and Company Warrants (as defined below), if the Effective Time occurs, in each case, with respect to such holders’ right to receive the consideration payable to them under the Merger Agreement (if any).
At the Effective Time, to the extent permitted by its terms, (i) each warrant to purchase Shares (each, a “Company Warrant”) that is outstanding immediately prior to the Effective Time, and which has an exercise price per Share that is less than the amount of the Cash Consideration, shall be treated in the same manner as each In-the-Money Option, (ii) each Company Warrant that is outstanding immediately prior to the Effective Time, and which has an exercise price per Share that is equal to or greater than the amount of the Cash Consideration and less than the sum of the amount of the Cash Consideration and the maximum amount payable under a CVR, shall be treated in the same manner as each Contingent-In-the-Money Option, and (iii) each Company Warrant that is outstanding immediately prior to the Effective Time, and which has an exercise price per Share that is greater than or equal to the sum of the amount of the Cash Consideration and the maximum amount payable under a CVR, shall be treated in the same manner as each Out-of-the-Money Option, in each case, including with respect to the form of consideration that may be payable, if any.
The descriptions of the terms and conditions of the Merger Agreement, the Offer, and the Merger contained in herein and in the Offer to Purchase do not purport to be complete and are qualified by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Recommendation Statement and incorporated herein by reference.

Tender and Support Agreement
In connection with the execution of the Merger Agreement, Parent, Purchaser and the Supporting Stockholders entered into the Support Agreement. Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to validly tender or cause to be validly tendered into the Offer (and to not withdraw or cause or permit to be withdrawn), all of the Shares beneficially owned by such Supporting Stockholders (including any additional Shares or other voting securities which a Supporting Stockholder acquires record and/or beneficial ownership of after the date of the Support Agreement). The Supporting Stockholders collectively owned approximately 2.35% of the outstanding Shares as of October 29, 2023.
From the date of the Support Agreement until the Termination Date (as defined below), each Supporting Stockholder irrevocably and unconditionally agreed to promptly (and, in any event, no later than ten business days after the commencement of the Offer):
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validly tender or cause to be validly tendered into the Offer, pursuant to and in accordance with the terms of the Offer, such Supporting Stockholder’s Shares;

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deliver all other documents or instruments required to be delivered by such Supporting Stockholder pursuant to the terms of the Offer; and

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if such Supporting Stockholder acquires beneficial ownership of, and the right to tender, any additional outstanding Shares during the term of the Support Agreement, to promptly and validly tender or cause to be validly tendered into the Offer, pursuant to and in accordance with the terms of the Offer, all of such additional Shares.

Each Supporting Stockholder also agreed not to withdraw, and not to cause or permit to be withdrawn, any of such Supporting Stockholder’s Shares from the Offer prior to the Termination Date.
From the date of the Support Agreement until the Termination Date, each Supporting Stockholder irrevocably and unconditionally agreed that such Supporting Stockholder will at any meeting of the stockholders of the Company, or in connection with any written consent of stockholders of the Company, with respect to such Supporting Stockholder’s Shares:
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when a meeting is held, appear at such meeting or otherwise cause such Supporting Stockholder’s Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Company for written consent, if any; and

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vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Supporting Stockholder’s Shares (i) in favor of the Merger, the adoption of the Merger Agreement, and any other matters relating to and/or necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement; (ii) in favor of any proposal to adjourn or postpone the meeting to a later date if a quorum is not present or if there are not sufficient votes for the adoption of the Merger Agreement; and (iii) against:

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any action, proposal, agreement, or transaction made in opposition to or competition with the Merger or the Merger Agreement, including, without limitation, any Acquisition Proposal (including any Superior Proposal) (or any proposal relating to or intended to facilitate an Acquisition Proposal, including any Superior Proposal);

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any proposal for any recapitalization, material business transaction, reorganization, liquidation, winding up of the Company, dissolution, amalgamation, consolidation, merger, sale of assets, or other business combination between the Company and any other person;

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any sale, lease, license, or transfer of a material amount of assets (including, for the avoidance of doubt, capital stock of a subsidiary of the Company) of the Company or any reorganization;

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any other action, agreement (including, without limitation, any amendment, waiver, release from, or non-enforcement of any agreement) or transaction that would or could reasonably be expected to impede, frustrate, interfere with, delay, postpone, or adversely affect the timely consummation of the Offer or Merger or any of the transactions contemplated by the Merger Agreement or the Support Agreement; and

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any change in the present capitalization or dividend policy of the Company (including without limitation any extraordinary dividend or distribution by the Company) or any amendment or other change to the Company’s certificate of incorporation or bylaws, except if approved by Parent.

The Support Agreement will terminate with respect to a Supporting Stockholder upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) written notice of termination of the Support Agreement by Parent to such Supporting Stockholder (such earliest date, the “Termination Date”).
Prior to the Termination Date, and except as contemplated by the Support Agreement, no Supporting Stockholder will:
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tender into any tender or exchange offer other than the Offer;

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sell, transfer, pledge, hypothecate, distribute, grant, gift, encumber, assign, or otherwise dispose of (including by merger or operation of law and whether constructively or otherwise, record or beneficial ownership or both) (collectively, “Transfer”), or enter into any contract, option, agreement, or other arrangement or understanding with respect to the Transfer of any of such Supporting Stockholder’s Shares or beneficial ownership or voting power thereof or therein (including by operation of law);

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enter into any short sale with respect to such Supporting Stockholder’s Shares or substantially identical property or enter into or acquire an offsetting derivative contract with respect to such Supporting Stockholder’s Shares or substantially identical property;

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transfer any of the economic interest in such Supporting Stockholder’s Shares or enter into any transaction that has such effect;

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grant any proxies or powers of attorney, deposit any of such Supporting Stockholder’s Shares into a voting trust, or enter into a voting agreement with respect to any of such Supporting Stockholder’s Shares; or

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knowingly take any action that would make any representation or warranty of such Supporting Stockholder contained in the Support Agreement untrue or incorrect or have the effect of preventing or disabling such Supporting Stockholder from performing his or her obligations under the Support Agreement in a timely manner.

The Support Agreement was entered into by each Supporting Stockholder solely in such Supporting Stockholder’s capacity as a stockholder of the Company (and not in such person’s capacity as an officer or director of the Company or any of its subsidiaries). Nothing in the Support Agreement will:
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prohibit, restrict, limit, or otherwise affect the ability of any Supporting Stockholder who is or becomes a director or officer of the Company or any of its subsidiaries to take or omit any action in his or her capacity as a director or officer of the Company or any of its subsidiaries, to the extent specifically permitted by (or otherwise not prohibited by) the Merger Agreement, and no such actions or omissions will be deemed a breach of the Support Agreement; or

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be construed to prohibit, restrict, limit, or otherwise affect any Supporting Stockholder from exercising such Supporting Stockholder’s fiduciary duties as an officer or director to the Company or its stockholders.

The Support Agreement has been included to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the applicable Supporting Stockholder or the Company, Parent or Purchaser in any public reports filed with the SEC by the Company, Parent or Purchaser.
The foregoing summary of the provisions of the Support Agreement does not purport to be complete and is qualified by reference to the Support Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Contingent Value Rights Agreement
At or prior to the time at which Purchaser has irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), Parent and the Rights Agent will enter into the CVR Agreement, which will govern the terms of the CVRs.
Each CVR represents a contractual contingent right to receive the Milestone Payment, without interest and less any required withholding taxes, upon the achievement of the Milestone on or prior to the CVR Expiration Date, on the terms and subject to the conditions set forth in the CVR Agreement.
From the Effective Time until the earlier of the date on which the Milestone Payments have been paid in full to the CVR holders and the CVR Expiration Date, Parent will use, and will cause its affiliates to use, Commercially Reasonable Efforts to achieve the Milestone. “Commercially Reasonable Efforts” means, with respect to a task related to the Product, the level of efforts required to carry out such task in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that pharmaceutical companies of comparable size and resources as those of Parent and its affiliates typically devote to product candidates owned or controlled by them of similar potential at a similar stage of development, taking into account their safety, tolerability, efficacy, anticipated approved labeling, their proprietary position (whether by patent, reference product exclusivity or otherwise) and anticipated profitability (including pricing, material supply chain costs and constraints, significant and/or unanticipated shifts regarding payer coverage within its respective therapeutic class and pricing and reimbursement status, but excluding the obligation to pay the Milestone Payment under the CVR Agreement), the competitiveness of alternative products in the marketplace (including potential new market entrant products), the likelihood of regulatory approval (including the regulatory environment), the geographic market, economic return potential, and other relevant technical, commercial, legal, scientific and/or medical factors. Pursuant to the CVR Agreement, “Commercially Reasonable Efforts” (i) expressly does not mean that Parent guarantees that the Milestone will be met or that it will be met by a specific date, and (ii) does not require Parent to disadvantage any currently available products or products currently under development or which may in the future enter development, including Parent’s other development-stage manufactured organ products, which could potentially compete with the Product.
Parent will conclusively be deemed to have used Commercially Reasonable Efforts for all purposes under the CVR Agreement if Parent, together with its affiliates, spends $30.5 million in aggregate between the Effective Time and the CVR Expiration Date to develop the Product (such amount, the “Product Spend”); provided, that if the Effective Time occurs after December 31, 2023, the Product Spend amount will be reduced on a pro rata basis to account for the decrease in the number of calendar days in the period between December 31, 2023 and the CVR Expiration Date. For the avoidance of doubt, Parent’s and its affiliates’ failure to achieve such level of Product Spend will not preclude a finding that Parent otherwise used its Commercially Reasonable Efforts to achieve the Milestone.
If the Milestone is achieved on or prior to the CVR Expiration Date, then within 20 business days after such achievement (the “Milestone Payment Date”), Parent will deliver to the Rights Agent (i) written notice indicating that the Milestone has been achieved and an officer’s certificate certifying the date of such achievement and that the CVR holders are entitled to receive the Milestone Payment, (ii) any letter of instruction reasonably required by the Rights Agent and (iii) cash, by wire transfer of immediately available funds to an account specified by the Rights Agent at least two business days prior to such transfer, equal to the aggregate amount necessary to pay the Milestone Payment to all CVR holders in accordance with the CVR Agreement, other than amounts due to holders of CVRs issued in respect of Company RSUs, In-the-Money Options, and Contingent-In-the-Money Options (in which case payment will be made through payroll as soon as reasonably practicable after the Milestone Payment Date, but in any event no later than the second regular payroll date following the Milestone Payment Date). The Rights Agent will promptly, and in any event within 10 business days of receipt of a written notice indicating that the Milestone has been achieved (the “Milestone Notice”), as well as any letter of instruction reasonably required by the Rights Agent, send each CVR holder (other than holders of CVRs issued in respect of Company RSUs, In-the-Money Options, and Contingent-In-the-Money Options) a copy of such Milestone Notice and pay to each such CVR holder, subject to any applicable withholding tax, the applicable Milestone Payment amount to which such holder is entitled in accordance with the corresponding letter of instruction.

If the Milestone is not achieved on or prior to the CVR Expiration Date, then no later than 20 business days after such date, Parent will deliver to the Rights Agent written notice indicating that the Milestone was not achieved (the “Milestone Failure Notice”) and an officer’s certificate certifying the same. The Rights Agent will promptly, and in any event within 10 business days of receipt of the Milestone Failure Notice, send each CVR holder at its registered address a copy of such Milestone Failure Notice.
The CVRs will not be assignable or transferable except (i) upon death of a holder, by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustor; (iii) pursuant to a court order; (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) with respect to CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by DTC; (vi) from the account of a participant in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (vii) from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant. CVR holders may also abandon their rights in a CVR by transferring such CVR to Parent or any of its affiliates without consideration therefor, via delivery of a written abandonment notice to Parent. Notwithstanding the foregoing, CVRs to be issued as consideration for any In-the-Money Options, Contingent-In-the-Money Options or Company RSUs may only be transferred in the event of the holder’s death, by will or intestacy, unless Parent otherwise permits.
The rights to payment described above are solely contractual rights and are governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, or the Company. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs. There can be no assurance that the Milestone will be achieved or that the Milestone Payment will be made.
The Rights Agent will keep a register (the “CVR Register”) for the purpose of identifying the holders of CVRs and registering CVRs and permitted transfers thereof. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of Shares held by DTC on behalf of the street holders of the Shares. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made pursuant to the CVR Agreement, the Rights Agent will accomplish such payment to any former street name holders of the Shares by sending such payments to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. Parent will furnish, or cause to be furnished, to the Rights Agent within 20 business days after the Effective Time, (a) the names and addresses of the holders received from the Paying Agent (as defined in the Merger Agreement) in the Offer and the Merger and (b) in the case of holders of In-the-Money Options, Contingent-In-the-Money Options and Company RSUs, the name and addresses of such holders set forth in the books and records of the Company at the Effective Time and in accordance with the terms of the CVR Agreement.
Except for the rights of the Rights Agent set forth in the CVR Agreement, the holders of at least 35% of the outstanding CVRs will have the sole right, on behalf of all CVR holders, to institute any action or proceeding with respect to the CVR Agreement. No individual holder of CVRs or other group of holders of CVRs will be entitled to exercise such rights.
This summary of the CVR Agreement is qualified by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit A to the Merger Agreement, which is filed as Exhibit (e)(1) to this Recommendation Statement and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.
(a)
Recommendation of the Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management and the Company’s financial and legal advisors, the Board, by unanimous vote at a meeting held on October 29, 2023, (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) resolved that the Merger shall be governed by Section 251(h) of the DGCL.
For the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
(b)
Background and Reasons for the Board’s Recommendation.

Background of the Offer and Merger
The Board, together with the Company’s management and with the assistance of the Company’s advisors, periodically reviews and assesses the Company’s operations, future cash needs, product-development and regulatory roadmap, short- and long-term performance, and competitive position in the context of the Company’s long-term strategic goals and plans as part of the Board’s efforts to enhance stockholder value.
On March 10, 2023, the Company completed a $10 million equity financing in the form of a public issuance of common stock underwritten by Piper Sandler & Co. (“Piper Sandler”) and Craig-Hallum Capital Group LLC (“Craig-Hallum”). The common stock was issued at a price to the public of $1.60 per Share, which represented a 35% discount to the $2.47 per Share closing stock price on March 7, 2023, the last trading day prior to the public announcement of the financing. The underwriters did not exercise their overallotment option.
On March 12, 2023, the Board held a meeting, which was also attended by James Douglas, the Company’s Chief Financial Officer, and Brian Niebur, the Company’s Vice President of Finance, and representatives of Faegre Drinker Biddle & Reath LLP (“Faegre Drinker”), the Company’s outside legal counsel. The Board and Company management determined that the net proceeds from the March 2023 financing, in addition to the Company’s cash on hand, were insufficient to adequately fund the Company’s then-current strategic plan. As a result, the Board approved a revised 2023 budget that reduced spending and reallocated resources previously intended for mirokidney™ and miroliver™, the Company’s fully implantable bioengineered kidney and liver products, to miroliverELAP™, the Company’s external liver assist product, which would delay the preclinical development of miroliver and mirokidney.
Following the March 12, 2023 Board meeting, Jeffrey Ross, the Company’s Chief Executive Officer, and Mr. Douglas discussed with certain directors the potential merits of initiating a strategic partnering outreach process with the goal of raising additional capital to bolster the Company’s balance sheet and possibly to reinvigorate the preclinical development of mirokidney and miroliver. Messrs. Ross and Douglas also had conversations with representatives of Piper Sandler and Craig-Hallum to discuss the potential merits of conducting a strategic partnership outreach process. During March, April and early May 2023, Messrs. Ross and Douglas, with the assistance of Piper Sandler and Craig-Hallum, compiled a list of more than 50 potential strategic partners to contact, including United Therapeutics.
On May 15, 2023, Messrs. Ross and Douglas presented to the Board and received Board approval to commence a broad strategic partnering outreach process led by Company management and supported by Piper Sandler and Craig Hallum as financial advisors.
Between May and August 2023, Messrs. Ross and Douglas contacted the parties identified on the strategic partner target list and had initial discussions with 13 of the identified potential strategic partners, including United Therapeutics. After these initial discussions, 11 of the 13 parties decided not to engage in further discussions of a partnering relationship. The reasons cited by the 11 parties that engaged in discussions with the Company and then passed on the partnering opportunity, as well as the parties that were contacted and declined the invitation to engage in initial discussions, included the early-stage nature of the Company, the Company’s presumed significant cash needs to ultimately commercialize its programs, and the fact that transplantable organs were outside of their core strategic focus areas.
On June 14, 2023, Messrs. Ross and Douglas had an initial video conference call with Dr. Elizabeth Eades, Senior Director, Corporate Strategy and Business Development at United Therapeutics, to provide her with a non-confidential business update regarding the Company and to introduce the topic of exploring potential partnering and/or fundraising opportunities.
On June 26, 2023, Messrs. Ross and Douglas met with executives of a potential strategic counterparty (“Party A”) to discuss partnering opportunities between Party A and the Company. Party A specified that its potential interest in such opportunities was limited to the development and commercialization of mirokidney. Over the next two months, Messrs. Ross and Douglas met with executives of Party A and provided them with non-confidential materials to assist them in submitting a proposal regarding a potential partnering opportunity.
As part of the strategic partnering process outreach, Messrs. Ross and Douglas had a video conference call with Dr. Eades on July 17, 2023. During this call, Dr. Eades expressed interest on behalf of United Therapeutics in acquiring the Company rather than exploring a strategic partnership between their respective entities. United Therapeutics did not make a proposal with respect to the acquisition of the Company at that time. The Company’s closing stock price on that date was $1.45 per Share.
Later on July 17, 2023, Dr. Eades emailed a draft confidentiality agreement to Messrs. Ross and Douglas to be executed by the parties in order to facilitate further discussions. After review and negotiation of the confidentiality agreement, United Therapeutics and the Company entered into a Reciprocal Confidentiality and Non-Disclosure Agreement on July 18, 2023 (the “NDA”).
On July 18, 2023, Messrs. Ross and Douglas had separate calls with Piper Sandler and Faegre Drinker to discuss United Therapeutics’ potential acquisition of the Company.
On July 21, 2023, United Therapeutics emailed Messrs. Ross and Douglas a written non-binding indication of interest describing its proposal to acquire all of the issued and outstanding Shares of the Company’s common stock in a two-step merger pursuant to Section 251(h) of the Delaware General Corporation Law, for consideration of $2.75 per Share in cash at closing. The proposal did not include any financing contingencies, as United Therapeutics proposed to fund the acquisition with available cash on hand. The proposal represented a premium of approximately 48% over the ten-trading-day average closing price of $1.86 for the Company’s Shares as of July 20, 2023. The Company’s closing stock price on July 21, 2023 was $1.74 per Share.
On July 26, 2023, the Board held a meeting, which Mr. Douglas, Mr. Niebur and representatives of Piper Sandler and Faegre Drinker also attended. Messrs. Ross and Douglas provided an update regarding the strategic partnering process outreach. Mr. Ross briefed the directors on recent meetings with Dr. Eades and the initial United Therapeutics proposal, which had been provided to the Board in advance of the meeting. Mr. Douglas led a discussion of the financial aspects of the United Therapeutics proposal in the context of the Company’s clinical and regulatory activities, cash position, and potential alternative financing options. Mr. Douglas presented certain preliminary, high-level five-year financial projections that management had prepared to facilitate the discussion of the Company’s cash needs. Piper Sandler representatives next led a discussion of certain preliminary financial analyses of the United Therapeutics proposal and potential alternative financing options. Representatives of Faegre Drinker summarized the Board’s fiduciary duties, including in the context of responding to offers for a possible sale of the Company. At the conclusion of the meeting, the Board directed Mr. Ross to advise United Therapeutics that the Board had determined that the price set forth in United Therapeutics’ proposal did not fully take into account the value of the Company’s technology, market potential, and regulatory and clinical timeline and thus was not in the best interests of the Company and its stockholders. The Board further authorized Mr. Ross to engage in continued discussions with United Therapeutics, should United Therapeutics seek to improve the financial aspects of its proposal, and to continue to engage in discussions with third parties regarding potential strategic partnering and financing alternatives.

Later on July 26, 2023, Mr. Ross called Dr. Eades to deliver this message from the Board. Mr. Ross also informed Dr. Eades that he was authorized to continue discussions if United Therapeutics was willing to increase its offer to take into account the Company’s current regulatory status and other progress made by the Company to advance its product programs. At the conclusion of the call, they agreed to talk again at a later date for the purpose of formalizing a meeting between the core executive management teams of both companies and to permit United Therapeutics’ representatives to conduct a site visit at the Company’s facility, subject in all cases, to the confidentiality restrictions under the NDA. The meeting date was tentatively scheduled for August 23, 2023, subject to continued progress and availability of attendees.
On July 28, 2023, an executive of Party A had a conversation with Mr. Douglas to discuss a potential framework for a strategic partnership arrangement. No proposal was made by Party A at that time.
On August 1, 2023, an executive of Party A sent Mr. Douglas a draft confidentiality agreement for purposes of discussing a potential strategic partnership between the Company and Party A. After review and negotiation of the confidentiality agreement, the Company and Party A entered into a confidentiality agreement on August 8, 2023.
On August 1, 2023, Messrs. Ross and Douglas, and on August 3, 2023, Mr. Ross, discussed United Therapeutics’ proposal with Dr. Eades in the context of the regulatory status of the Company’s product programs and the Company’s alternative financing options. Company management discussed that an offer that included contingent consideration linked to FDA authorization of the Company’s investigational new drug application (“IND”) for mirokidney, in addition to adequate upfront cash consideration offered by United Therapeutics, would better reflect the Company’s potential. Dr. Eades did not agree to this proposal, but requested that the Company provide more specific feedback regarding the Board’s view of the Company’s valuation.
On August 4, 2023, representatives of Piper Sandler held an introductory call with Dr. Eades. Piper Sandler explained that they were meeting with the Board on August 10, 2023, and that they would follow up with Dr. Eades after the meeting.
On August 8, 2023, an executive of Party A had a conversation with Mr. Ross to discuss a potential framework for a strategic partnership arrangement. No proposal was made by Party A at that time.
On August 10, 2023, the Board held a meeting, which Mr. Douglas, Mr. Niebur and representatives of Piper Sandler and Faegre Drinker also attended. Mr. Ross advised the Board of the recent discussions with United Therapeutics and Party A, including United Therapeutics’ request for feedback from the Company on the July 21, 2023 proposal. Representatives of Piper Sandler also discussed with the Board certain preliminary financial analyses of the Company, potential financing alternatives, and the United Therapeutics proposal. Representatives of Faegre Drinker once again summarized the Board’s fiduciary duties, including in the context of responding to offers for a possible sale of the Company. During the executive session of the meeting, the Board directed Mr. Ross to instruct Piper Sandler to convey the message to United Therapeutics that, although the Board believed that the United Therapeutics’ July 21, 2023 proposal did not fully take into account the value of the Company’s technology, market potential, and regulatory and clinical timeline, the Board would be willing to engage in further discussions regarding a potential acquisition transaction should United Therapeutics increase its proposal to $5.00 per Share, preferably in cash but potentially inclusive of contingent consideration. The Board further authorized Mr. Ross to include Piper Sandler in future discussions with Party A.
On August 11, 2023, representatives of Piper Sandler spoke with Dr. Eades. During the call, pursuant to the Board’s direction, Piper Sandler requested that United Therapeutics increase its offer to reflect at least $5 per Share in value. Dr. Eades responded that United Therapeutics would not be able to reach $5 per Share in cash up-front. The representatives of Piper Sandler discussed that contingent value consideration, such as a contingent value right, or CVR, tied to a near-term value creating event, such as the Company’s IND clearance for miroliverELAP or other event, could be a mechanism to enable the Company’s stockholders to share in the potential near-term success of the Company. Dr. Eades acknowledged the concept of a CVR but did not agree to a CVR on such terms, noting that this proposal did not recognize the risks and capital needs associated with the Company’s product programs.

Later on August 11, 2023, Mr. Ross had a discussion with an executive of Party A in which the Party A executive provided an update on a potential framework for a strategic partnership arrangement. The Party A executive committed to provide a non-binding summary of terms within a week.
On August 14, 2023, the Company filed its Quarterly Report on Form 10-Q with the SEC for the quarterly period ending June 30, 2023. The notes to the financial statements in this report included a “going concern” disclosure, describing several factors that raised substantial doubt about the Company’s ability to fund its operations for at least the next 12 months without raising additional capital.
On August 16, 2023, representatives of Piper Sandler spoke to Dr. Eades to further discuss the United Therapeutics proposal to acquire the Company. Piper Sandler reiterated the Board’s view that United Therapeutics’ offer did not adequately reflect the value of the Company. Dr. Eades restated United Therapeutics’ position that the offer provided a compelling premium to Company stockholders, however, Dr. Eades expressed a willingness to explore offering additional value through a CVR, but only after conducting preliminary diligence. Dr. Eades suggested that if United Therapeutics was to provide for a CVR, it would likely need to be tied to mirokidney versus miroliverELAP.
On August 16, 2023, Mr. Ross had a call with Dr. Eades to clarify aspects of the United Therapeutics offer. At the conclusion of the call, they confirmed the August 23, 2023 meeting between key executives of both companies and a site visit at the Company’s facility should take place as previously discussed on July 26, 2023, subject to the confidentiality restrictions under the NDA.
On August 17, 2023, Messrs. Ross and Douglas received a non-binding summary of terms via e-mail from an executive of Party A. The proposal included an option, but not a requirement, to acquire all of the U.S. rights related to the Company’s mirokidney product for $1 billion at any time prior to the date that is six months following the FDA’s approval of mirokidney, in exchange for an up-front $12.5 million cash payment and a commitment to make a $12.5 million equity investment in the Company when the Company issued an additional $50 million in equity securities to investors unaffiliated with Party A. This equity investment would be in the same Company securities issued to, and on the same terms provided to, such unaffiliated investors. The proposal included the grant of certain other customary investor rights to Party A, as well as information rights, and change-of-control covenants. Later that day, Mr. Ross had a separate conversation with the Party A executive to seek clarification regarding Party A’s proposal.
On August 23, 2023, certain members of United Therapeutics’ management team came to the Company’s offices in Eden Prairie, Minnesota and met with Messrs. Ross and Douglas to conduct a site visit and discuss the Company’s technology and product development efforts, in each case, subject to the confidentiality restrictions under the NDA.
On August 29, 2023, United Therapeutics submitted to Mr. Ross via email a revised written non-binding indication of interest to acquire all of the issued and outstanding Shares in exchange for $3.25 per Share in cash plus a CVR that would provide an additional $1.25 per Share if a milestone related to the implantation of the mirokidney in a human patient was achieved by June 30, 2025. The proposal represented a premium of approximately 234% (141% exclusive of the proposed CVR) over the ten-trading-day average closing price of $1.35 for the Company’s Shares as of August 29, 2023. The Company’s closing stock price on August 29, 2023 was $1.39 per Share. Dr. Eades simultaneously communicated to Mr. Ross that United Therapeutics’ non-binding indication was approaching the highest valuation for the Company that United Therapeutics would be willing to propose.
On August 30, 2023, representatives of Piper Sandler met with representatives of Party A to discuss a proposed counterproposal to increase both the upfront capital commitment in Party A’s August 17, 2023 proposal and Party A’s commitment to participate in future financings, as the initial proposal did not provide sufficient capital to fund the Company’s operations for a meaningful period of time. At the conclusion of the meeting, Party A noted it would be open to increasing the capital commitment, but would not want to cross certain ownership thresholds in connection with its investment in the Company.
On August 31, 2023, the Board held a meeting, which Mr. Douglas, Mr. Niebur and representatives of Piper Sandler and Faegre Drinker also attended. Mr. Ross advised the Board of the recent discussions with United Therapeutics and Party A, including United Therapeutics’ revised proposal to acquire the Company, which proposal had been provided to the Board in advance of the meeting. Messrs. Ross and

Douglas also reported on the Company’s ongoing outreach regarding potential financing alternatives and strategic partnerships. Representatives of Piper Sandler discussed with the Board certain preliminary financial analyses of the Company, potential financing alternatives, and the United Therapeutics revised proposal. At the request of the Board, the Piper Sandler representatives provided their view that the terms of the proposed CVR milestone included in the United Therapeutics proposal were reasonable in the context of comparable transaction structures in the biopharmaceutical industry. They further reported that representatives of United Therapeutics stated that its proposal was near the highest valuation for the Company that United Therapeutics would be willing to propose. Mr. Ross and the representatives of Piper Sandler next discussed the partnering alternative proposal from Party A. During that discussion, the Board noted that consummation of the partnering alternative with Party A on the currently proposed terms would not solve the Company’s anticipated future financing needs, were expected to involve substantial dilution of the Company’s current stockholders to the extent that future financings with investors unaffiliated with Party A would be available to the Company, and would likely preclude the Company from pursuing other strategic options to enhance stockholder value. Representatives of Faegre Drinker again summarized the Board’s fiduciary duties, including in the context of responding to offers for a possible sale of the Company and a potential partnering alternative with Party A. At the conclusion of the discussions, the Board directed Mr. Ross and Mr. Douglas and the representatives of Piper Sandler to: (i) make a counter-proposal to United Therapeutics that would value the Company at $5.00 per Share (including the potential value of a CVR) and extend the time period for achieving the milestone from June 30 to December 31, 2025, and (ii) continue discussions with Party A regarding the potential partnering alternative, seeking to enhance the terms of that proposal to make it a viable alternative to the United Therapeutics proposal. After Piper Sandler departed the meeting, the Board further provided Mr. Douglas with direction on negotiating the financial terms of a proposed sell-side engagement with Piper Sandler.
On September 1, 2023, representatives of Piper Sandler had a discussion with Dr. Eades and made a counter-proposal authorized by the Board that valued the Company at $5.00 per Share (including the potential value of a CVR) and extended the time period for achieving the Milestone from June 30 to December 31, 2025.
On September 7, 2023, United Therapeutics submitted to Piper Sandler and Mr. Ross via email a further revised written non-binding indication of interest, specifying its proposal to acquire all of the issued and outstanding Shares of the Company in exchange for $3.25 per Share in cash plus a CVR that would pay an additional $1.75 per Share, contingent upon the Company achieving the milestone of implanting the Company’s fully-implantable manufactured kidney product, mirokidney, in the first human patient under an investigational device exception approved by the FDA, by December 31, 2025. Unlike the CVR milestone in United Therapeutics’ proposal, Party A’s August 17, 2023 proposal required full FDA approval of the Company’s mirokidney product, and, even if such approval was obtained, only provided that Party A would have an option to acquire the U.S. rights related to the Company’s mirokidney product, rather than a firm commitment to pay any consideration if the milestone was achieved. United Therapeutics communicated that this proposal was its last, best, and final offer. The proposal represented an increase of approximately 82% (18% exclusive of the CVR) over the initial United Therapeutics proposal dated July 21, 2023, and a premium of approximately 261% (134% exclusive of the CVR) over the ten-trading-day average closing price of $1.39 for the Company’s common stock as of September 6, 2023. The Company’s closing stock price on September 7, 2023 was $1.32 per Share.
On September 8, 2023, representatives of Piper Sandler called representatives of Party A to inform them that the Board was considering a third-party acquisition proposal and requested an acquisition proposal from Party A. Party A responded that it was not in a position to provide an acquisition proposal at that time.
On September 8, 2023, Dr. Eades called Mr. Ross to determine if there was still mutual interest in further discussions and if they should schedule a follow-up meeting. Mr. Ross advised that he would respond to Dr. Eades following the next meeting of the Board.
On September 11, 2023, the Board held a meeting, which Mr. Douglas and representatives of Piper Sandler and Faegre Drinker also attended. Mr. Ross advised the Board of the recent discussions with United Therapeutics, including United Therapeutics’ September 7, 2023 proposal to acquire the Company, which was provided to the Board in advance of the meeting. Mr. Ross also reported on the status of the

Company’s discussions with Party A, noting that the partnering alternative with Party A was not advancing quickly, and that Party A had been informed of the existence of a third-party acquisition proposal and declined to provide an acquisition proposal and had not submitted a revised partnering proposal. Mr. Ross further reported that the partnering alternative proposed by Party A would not solve the Company’s anticipated future financing needs, even in the relatively near term, and would be expected to involve substantial dilution of the Company’s current stockholders in future financing rounds. Representatives of Piper Sandler discussed with the Board certain preliminary financial analyses of the revised United Therapeutics proposal. During this meeting, the parties noted that the United Therapeutics proposal had not required a period of exclusive negotiations in exchange for improving the financial terms of the proposal. Therefore, the Board instructed Piper Sandler to begin a customary “quiet market check” and conduct outreach to other third parties, including continuing its discussions with Party A, in order to gauge interest in possible alternative strategic or partnering transactions involving the Company. The Board then discussed with Piper Sandler the companies to be approached in the quiet market check, which were the companies considered by the Board as being among the most likely strategic partners and potential acquirers of the Company (other than United Therapeutics), including Party A. At the conclusion of the discussions, the Board directed Messrs. Ross and Douglas and the representatives of Piper Sandler to advise United Therapeutics that the Board had authorized the Company to negotiate definitive transaction documentation with respect to a potential transaction, and to permit United Therapeutics to commence its due diligence of the Company. After representatives of Piper Sandler left the meeting, the Board further provided Mr. Douglas with direction on negotiating the financial terms of a proposed sell-side engagement with Piper Sandler. Mr. Douglas described the proposed financial terms of the formal engagement of Piper Sandler in connection with the United Therapeutics proposal and similar acquisition transactions. During the discussion, Mr. Douglas reminded the Board that he had joined the Company from Piper Sandler on March 1, 2022. After further discussion, with Mr. Douglas recusing himself, the Board approved the Company’s execution and delivery of the Piper Sandler engagement letter on the terms discussed.
Following the Board meeting on September 11, 2023, Mr. Ross signed an engagement letter on behalf of the Company with Piper Sandler, dated September 7, 2023, with respect to a possible sale of the Company, which superseded prior engagement letters between the Company and Piper Sandler relating to the March 10, 2023 financing and an “at the market” offering program, and pursuant to which Piper Sandler had provided services to the Company, including with respect to the partnering outreach. In connection with the engagement of Piper Sandler, the Board reviewed Piper Sandler’s disclosure of certain relationships. Piper Sandler confirmed that it had not received fees from United Therapeutics or its affiliates in the prior two years.
Later on September 11, 2023, Messrs. Ross and Douglas, as well as representatives of Piper Sandler, advised United Therapeutics that at its meeting earlier that day, the Board had authorized the Company to negotiate definitive transaction documentation with respect to a potential transaction on the basis set forth in United Therapeutics’ latest non-binding indication of interest, and to permit United Therapeutics to commence its due diligence of the Company.
Beginning on September 12, 2023, as directed by the Board, representatives of Piper Sandler reached out to 13 potential strategic partners and potential acquirers, including some of the 13 potential strategic partners whom the Company contacted between May and August 2023, to gauge their interest in partnering with the Company or in acquiring the Company, including Party A. All parties, other than Party A, expressed that they were not interested in partnering with or acquiring the Company.
On September 12, 2023, representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), counsel to United Therapeutics, spoke with representatives of Faegre Drinker to discuss the anticipated timeline and next steps regarding a potential transaction.
On September 14, 2023, representatives of Piper Sandler met with representatives of Party A. Party A confirmed that it was not interested in pursuing an acquisition of the Company. Party A also did not at any point provide an updated partnering proposal after its August 17, 2023 proposal, which was discussed by the Board at its August 31, 2023 meeting.
On September 17, 2023, certain members of United Therapeutics’ management team visited the Company’s offices in Eden Prairie, Minnesota to meet with Messrs. Ross and Douglas, conduct a second site visit, and discuss the Company’s technology and product development efforts, in each case, subject to the confidentiality restrictions under the NDA.
On September 18, 2023, the Board held a meeting, which Mr. Douglas, Mr. Niebur and representatives of Faegre Drinker also attended. Mr. Ross reported on his recent interactions with United Therapeutics. Mr. Douglas then provided background on the need for the Company to provide detailed, long-term financial projections in connection with a fairness opinion that would be requested from Piper Sandler if the Board determined to move forward with the United Therapeutics proposal. Mr. Douglas reminded the Board that the projections that were presented at the Board’s meeting on July 26, 2023 included only five years of high-level prospective financial information and lacked sufficient line item detail to support a fairness opinion, and further discussed management’s on-going efforts to extend the time-period for and add detail to the projections. Messrs. Ross, Douglas and Niebur then reviewed key assumptions and estimates underlying the projections and answered questions from the Board. At the conclusion of the discussion, the Board directed Messrs. Ross, Douglas, and Niebur to finalize the financial projections and present them to the Board for formal approval.
On September 21, 2023, Gibson Dunn delivered an initial draft of the Merger Agreement to the Company’s counsel at Faegre Drinker. United Therapeutics’ initial draft of the Merger Agreement included customary no-shop provisions, with a “fiduciary out” that would permit the Company to consider an unsolicited topping offer (or a material intervening event) and an associated termination fee payable by the Company equal to 4% of the transaction value, assuming achievement of the CVR milestone, as well as an obligation to reimburse United Therapeutics’ expenses if the transaction was terminated in certain scenarios in which a termination fee might not otherwise be payable. The Agreement also provided that United Therapeutics would not be required to accept any material divestiture or other adverse conditions to obtain any necessary regulatory approval, nor would it be required to pay a reverse termination fee if the Merger Agreement were terminated due to the failure to obtain such regulatory approval.
Over the next several weeks, Faegre Drinker and Gibson Dunn exchanged multiple revised drafts of the Merger Agreement and engaged in a number of phone calls regarding the terms thereof.
On September 22, 2023, the Company opened a virtual data room for United Therapeutics and its representatives to conduct a due diligence review of the Company. Respective members of management for each of the Company and United Therapeutics held various due diligence calls from the end of September until late October to perform customary due diligence.
On October 11, 2023, Faegre Drinker had a call with Gibson Dunn to discuss the current status of various workstreams relating to the proposed transaction as well as a number of due diligence-related questions.
On October 13, 2023, Gibson Dunn delivered an initial draft of the CVR Agreement to Faegre Drinker.
Also on October 13, 2023, the Company’s management delivered the Projections (as defined in Certain Prospective Financial Information” below), including a financial model and prospective financial information for the 19 year period from 2024 through 2042, to the Board via email. On October 16, 2022, the Board executed an action by written consent to approve the Projections, including the Company financial model and financial projections (including underlying assumptions) as management had provided. See “— Certain Prospective Financial Information” below beginning on page 33.
On October 18, 2023, Faegre Drinker had a call with Gibson Dunn to negotiate the terms and conditions of the Merger Agreement. Among other things, Faegre Drinker proposed changes to the CVR Agreement, a reduced termination fee, and the inclusion of a reverse termination fee.
On October 25, 2023. Faegre Drinker had a call with Gibson Dunn, on which representatives of both the Company and United Therapeutics were present, to negotiate the terms and conditions of the proposed transaction. Among other things, the parties discussed the terms of a potential reverse termination fee, and certain changes to the terms of the CVR Agreement.
On October 26, 2023, in recognition of the fact that Craig-Hallum had served as an advisor to the Company in connection with the strategic partnering outreach process, which process ultimately led to the proposed acquisition of the Company by United Therapeutics, the Company entered into an engagement letter with Craig-Hallum with respect to a possible sale of the Company, which superseded prior engagement letters between the Company and Craig-Hallum pursuant to which the parties had operated to date, including with respect to the partnering outreach.
On October 27, 2023, the Board held a meeting, which Messrs. Douglas and Niebur and representatives of Piper Sandler and Faegre Drinker also attended. Mr. Ross updated the Board on the continuing due diligence investigation of the Company, results of negotiations, and the proposed timeline of the transaction with United Therapeutics. Prior to the meeting, the members of the Board were provided with certain financial analyses of the Merger prepared by Piper Sandler, which representatives of Piper Sandler discussed in detail with the Board at the meeting. The representatives of Piper Sandler also provided a report on the outcome of Piper Sandler’s “quiet market check” outreach to third parties for potential partnering or strategic alternatives to the proposed United Therapeutics transaction and noted that none of the parties that Piper Sandler contacted, including Party A, had expressed any interest in a potential transaction involving the Company. Representatives of Faegre Drinker discussed the material terms and conditions of the proposed definitive agreements governing the United Therapeutics transaction, including a Merger Agreement and a CVR Agreement, and a Tender and Support Agreement to be executed by the directors and executive officers of the Company solely in their capacities as the Company stockholders (and subject in all cases to their fiduciary duties to the Company), draft copies of which agreements had been circulated to the Board in advance of the meeting. In addition, representatives of Piper Sandler reviewed with the Board Piper Sandler’s financial analyses with respect to the Merger.
On October 27, 28, and 29, 2023, respectively, Faegre Drinker corresponded frequently, and had calls, with Gibson Dunn to negotiate the remaining terms and conditions of the Merger Agreement, Tender and Support Agreement, and CVR Agreement.
On October 29, 2023, the Board held a meeting, which Messrs. Douglas and Niebur, and representatives of Piper Sandler and Faegre Drinker also attended. The representatives of Piper Sandler again confirmed for the Board, Piper Sandler’s financial analyses with respect to the Merger and rendered an oral opinion, confirmed by subsequent delivery of a written opinion, dated October 29, 2023, to the Board to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Offer Consideration was fair from a financial point of view to the holders (other than the holders of the Excluded Shares and the Dissenting Shares) of the Company Shares, as more fully described in the section entitled“— Opinion of the Company’s Financial Advisor” beginning on page 25. Representatives of Faegre Drinker described the final outcome of negotiations with respect to the Merger Agreement and other transaction documents, including that the final Merger Agreement reflected a significantly reduced termination fee potentially payable by the Company under specific circumstances and the elimination of any potential obligations of the Company to reimburse United Therapeutics’ expenses, as well as United Therapeutics’ agreement to pay a reverse termination fee of $8 million in the event that the transaction was terminated due to the failure to obtain antitrust approval.
Following consideration and discussion of the proposed Merger Agreement and the transactions contemplated thereby:
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The Compensation Committee of the Board unanimously approved the treatment of the Company’s equity awards contemplated by the Merger Agreement; and

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The Board unanimously (i) determined that the proposed terms of the Merger Agreement, the Offer, the Merger, the CVR Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the CVR Agreement, and resolved that the Merger shall be governed by Section 251(h) of the DGCL; and (iii) resolved to recommend to the Company’s stockholders that they accept the Offer and tender their Shares.

The parties executed the Merger Agreement and the Tender and Support Agreement on October 29, 2023, and, on the morning of October 30, 2023, before the opening of the United States stock exchanges, United Therapeutics and the Company issued a joint press release announcing the parties’ entry into the Merger Agreement.

Reasons for the Recommendation of the Board
The Board considered the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer:
Reasons in favor of the proposed Transactions:
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Attractive Price.   On October 27, 2023, the last full day of trading before the Company announced entry into the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $1.04 per Share. The Board concluded that the per Share consideration of $3.25 in cash plus the CVR, which may provide an additional $1.75 per Share in cash, represented an attractive valuation for the Company and an opportunity for the holders of Shares to receive a significant premium over the market price of the Shares, after considering the current and historical market prices of the Shares, volatility and trading information with respect to the Shares, and the outreach undertaken by the Company and other factors, including:

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the fact that the proposed Cash Consideration of $3.25 per Share, which does not reflect any amounts to be received upon achievement of the Milestone under the CVR, represented a premium of approximately 213% over the closing price of $1.04 per Share for the Shares on October 27, 2023, the last full day of trading before the Company announced entry into the Merger Agreement;

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the fact that, in addition to the Cash Consideration payable at closing, each Share would entitle the holder thereof to one CVR, which provides the Company’s stockholders with an opportunity to receive additional value from the assets of the Company through an additional cash payment of $1.75 if the Milestone is timely achieved, which represents a premium of approximately 381% (inclusive of the Cash Consideration and the Milestone Payment) over the closing price of $1.04 per Share for the Shares as of October 27, 2023, and the fact that Parent has agreed in the CVR Agreement to use Commercially Reasonable Efforts to achieve the Milestone (as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Purchaser and Parent — Contingent Value Rights Agreement”);

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the unlikelihood of an executable transaction at a higher value, in light of the process summarized in the section entitled “— Background of the Offer and Merger” beginning on page 14; and

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the Board’s familiarity with the business, operations, prospects, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, and its determination that the certainty of value and liquidity of the Cash Consideration provided for in the Offer, together with the potential value to be provided under the CVRs, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated if the Company continued to operate independently and pursue its current business and financial plans on a standalone basis, taking into account the execution risks and financing requirements associated with continued independence, including the “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q filed with the SEC.

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Capital Needs.   The Company’s need for substantial additional capital to continue the research and development of, to initiate clinical trials of, and to seek marketing approval for, its product candidates, the possibility that adequate capital may not be available on a timely basis or on acceptable terms, or at all, the associated dilution that the Company’s stockholders would experience if the Company were to sell additional common equity or convertible debt securities to raise the needed capital at the Company’s current trading price, and the valuable rights the Company would relinquish if it were to enter into additional collaborations, strategic alliances or licensing arrangements with third parties to raise capital. On August 14, 2023, the Company filed its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023. The Company reported that it has incurred losses since inception, negative cash flows from operations, and had an accumulated deficit of approximately $118.0 million as of June 30, 2023, and disclosed that it did not have adequate liquidity to fund its operations for at least the next twelve months without raising additional capital, which liquidity position raised substantial doubt about the Company’s ability to continue as a going concern.
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Other Strategic Alternatives.   Based on the results of the quiet market check conducted by representatives of Piper Sandler, the Company’s financial advisor, at the Board’s direction, subsequent to the partnering outreach process and March 10, 2023 financing, as described in the section above entitled“— Background of the Offer and Merger”, the Board does not believe that there are any strategic alternatives to the Transactions available to the Company at this time on terms and conditions that, taken as a whole, would be superior to the Company’s stockholders to the terms and conditions of the Transactions, taken as a whole.

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Competitive Risks.   Competitive considerations within the biopharmaceutical industry, including the fact that some well-financed, highly competitive pharmaceutical and biotechnology companies are developing products for the same indications as the Company’s product candidates, which present greater challenges and barriers to early stage companies like the Company.

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Costs and Risks Associated with Discovery of Development Product Candidates.   The fact that identifying product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process.

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Speed of Consummation.   The fact that the Transactions are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of the Company’s stockholders receiving the Offer Consideration pursuant to the Offer in a relatively short time frame, followed promptly by the Merger, in which the holders of Shares who do not tender in the Offer will receive the same per Share consideration as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger.

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High Likelihood of Closing.   The Board’s belief that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “Material Adverse Effect” definition, which generally defines the standard for closing risk, particularly the exception for adverse FDA regulatory developments, (iii) the fact that no regulatory approvals are expected to be required for the Transactions, combined with Parent’s commitment to pursue any required regulatory approvals and Parent’s obligation to pay a reverse termination fee in certain circumstances involving the termination of the Merger Agreement due to the failure to satisfy certain Offer Conditions relating to antitrust law, and (iv) Parent’s size and financial strength and ability to fund the Merger Consideration with cash.

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Terms of the Merger Agreement.   The negotiated terms of the Merger Agreement, including: (i) the duration of the Offer and requirement that Purchaser extend the Offer in certain circumstances, (ii) the representations, warranties and covenants of the parties set forth therein, (iii) the conditions to the Offer and Merger, including the definition of Material Adverse Effect and the exceptions thereto, (iv) the Company’s ability to respond to certain unsolicited takeover proposals, (v) the Board’s ability to change its recommendation in the event of a Superior Proposal and the Company’s ability to terminate the Merger Agreement, pay a termination fee and accept such Superior Proposal, (vi) the Board’s ability to change its recommendation in the event of an intervening event, and (vii) the Board’s belief that the amount of the termination fee was reasonable and would not likely deter competing bids that may result in a Superior Proposal.

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No Financing Condition.   The fact that the Transactions are not subject to a financing condition.

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Extension of Offer Period.   The fact that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial Expiration Date or, if applicable, subsequent expiration dates, if certain Offer Conditions are not satisfied or waived as of such date.

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Opinion of Financial Advisor.   The Board considered the opinion of Piper Sandler, rendered to the Board on October 29, 2023, which was subsequently confirmed by delivery of a written opinion, dated October 29, 2023, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Piper Sandler in preparing its opinion, the Offer Consideration to be paid in the Offer and the Merger to the holders of Shares (other than the holders of Excluded Shares or Dissenting Shares) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of the Company’s Financial Advisor.” The full text of the written opinion, dated October 29, 2023, of Piper Sandler has been included as Annex A to this Recommendation Statement and is incorporated herein by reference.
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Appraisal Rights.   The fact that any holders of stock of the Company who do not believe that the Offer Consideration represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transactions:
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Opportunity Costs.   The fact that the Company will no longer exist as an independent public company and that the Company’s stockholders will be precluded from participating in the Company’s future growth and earnings and future increases in the Company’s value, including a potentially substantial increase in value if the Company were to successfully commercialize its fully-implantable bioengineered kidney product, except to the extent provided by the CVR.

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Contingent Nature of CVRs.   The fact that any payment under the CVRs is conditioned upon achievement of the Milestone on or prior to the CVR Expiration Date, combined with significant uncertainty that such condition will be satisfied, and the resulting risk that the Company’s stockholders may receive no value whatsoever with respect to their CVRs.

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Illiquid Nature of CVRs.   The fact that the CVRs are not transferable except in very limited circumstances, are highly illiquid, and difficult to value.

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Certain CVR Terms.   The fact that the CVR Agreement (i) includes only very limited covenants by Parent relating to its efforts to achieve the Milestone and a safe harbor that will relieve Parent of such covenants once a specified expenditure threshold has been met, which threshold may not be sufficient to achieve the Milestone, (ii) provides only a limited audit right to holders of CVRs and does not impose other information or reporting obligations on Parent, and (iii) requires that any action on behalf of the holders of CVRs (including any exercise of the limited audit right and any action to enforce the CVR Agreement) be undertaken by holders of at least 35% of the CVRs, which may not be practical given the nature of the Company’s stockholder base.

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Risks Associated with Failure to Close Transactions.   The possibility that the Transactions might not be completed and the risk of potential adverse consequences to the Company’s business, stock price, prospects and reputation and costs incurred by the Company as a result or a disruption to the Company’s business from the public announcement of the Transactions.

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Business Operation Restrictions.   The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period which may adversely affect the Company’s businesses, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company.

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Disruptions to the Business.   The possibility that the announcement of the Transactions may disrupt the Company’s business.

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No-Shop Restrictions.   The fact that the Merger Agreement restricts the Company’s ability to solicit further competing proposals, subject to certain exceptions to allow the Board to exercise its fiduciary duties and to terminate the Merger Agreement and accept a Superior Proposal provided that the Company pays a $4 million termination fee.

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Change in Recommendation Limitations.   The fact that the Merger Agreement restricts the Board’s ability to change its recommendation that Company stockholders tender their Shares in the Offer, and excludes feedback from the FDA with respect to the Company’s product candidates, products or programs from the definition of intervening events that could justify a change in the Board’s recommendation, and the fact that stockholders party to the Support Agreement will be required to tender their Shares in the Offer even following a change in the Board’s recommendation.
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Litigation Risk.   The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger.

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Deterrence of Termination Fee.   The risk that the termination fee in the Merger Agreement could deter other potential acquirers from making a competing offer and the difficulty that the Company may have funding the termination fee, if it becomes payable.

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Transaction Expenses.   The transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed.

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Interests of Insiders.   The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Board and the Company’s management were assisted and advised by legal counsel and representatives of Piper Sandler.
The foregoing discussion of information and reasons considered by the Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Board applied their own personal business judgment to the process and may have given different weight to different reasons.
(c)   Intent to Tender.
Pursuant to the Support Agreement, all directors and executive officers of the Company that hold Shares have agreed to tender all of the Shares owned by such directors and executive officers in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such officers or directors act in fiduciary or representative capacities or are subject to the instructions of a third party with respect to such tender.
(d)   Opinion of the Company’s Financial Advisor
The Company retained Piper Sandler as its financial advisor, effective as of September 7, 2023 in connection with a potential transaction resulting in a change in control of the Company, including the Offer, the proposed Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement, which are collectively referred to as the “Transaction” throughout this section. On October 29, 2023, Piper Sandler rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated October 29, 2023, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Piper Sandler in preparing its opinion, the Offer Consideration to be paid in the Offer and the Merger to the holders of Shares (other than the holders of Excluded Shares or Dissenting Shares) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders.
The full text of Piper Sandler’s written opinion (the “Piper Sander Opinion”), dated October 29, 2023, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Piper Sandler in preparing its opinion, is attached as Annex A to this Recommendation Statement and is incorporated herein by reference.
The summary of the Piper Sandler Opinion set forth below is qualified in its entirety by the full text of the Piper Sandler Opinion attached hereto as Annex A. Piper Sandler’s opinion was provided for the information and assistance of the Board (in its members’ capacity as directors and not in any other capacity) in connection with and for purposes of the Board’s consideration of the Transaction, and the Piper Sandler Opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares or Dissenting Shares) of the Offer Consideration to be paid in the Offer and the Merger to such holders pursuant to the Merger Agreement. The Piper Sandler Opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether such holder should tender such stockholder’s Shares in connection with the Offer, or how to vote their shares with respect to the Merger or any other matter.
The full text of the Piper Sandler Opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Piper Sandler in preparing its opinion.
In connection with rendering the Piper Sandler Opinion and performing its related financial analyses, Piper Sandler, among other things:
i.
reviewed and analyzed the financial terms of a draft copy of the Merger Agreement dated October 27, 2023, which was the most recent draft available to Piper Sandler, and the financial terms of a draft copy of the CVR Agreement dated October 26, 2023, which was the most recent draft made available to Piper Sandler;

ii.
reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

iii.
reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Sandler by the Company;

iv.
conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Transaction;

v.
reviewed the current and historical reported prices and trading activity of the Shares and similar information for certain other companies deemed by Piper Sandler to be comparable to the Company;

vi.
compared the market standing and business profile of the Company with that of certain other publicly traded companies that Piper Sandler deemed relevant;

vii.
reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Sandler deemed relevant; and

viii.
conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Sandler deemed necessary in arriving at the Piper Sandler Opinion.

Piper Sandler relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Sandler or discussed with or reviewed by Piper Sandler. Piper Sandler further relied upon the assurances of the management of the Company that the financial information provided to Piper Sandler was prepared on a reasonable basis in accordance with industry practice, and that the management of the Company was not aware of any information or facts that would make any information provided to Piper Sandler incomplete or misleading. Without limiting the generality of the foregoing for the purposes of the Piper Sandler Opinion, Piper Sandler assumed that with respect to financial forecasts, estimates, and other forward-looking information reviewed by Piper Sandler, such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. Piper Sandler expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which such financial forecasts, estimates or forward-looking information were based. Piper Sandler relied, with the Board’s consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement.
In arriving at the Piper Sandler Opinion, Piper Sandler assumed that each of the executed Merger Agreement and the CVR Agreement would be in all material respects identical to the last drafts reviewed by Piper Sandler. Piper Sandler relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and to the CVR Agreement, and all other related documents and instruments that are referred to therein were true and correct as of the date or dates made or when deemed made, (ii) each party to the Merger Agreement, the CVR Agreement and any other agreement contemplated thereby will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Sandler assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the holders of Shares or the contemplated benefits of the Transaction.
In arriving at the Piper Sandler Opinion, Piper Sandler did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and was not furnished or provided with any such appraisals or valuations, nor did Piper Sandler evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Sandler in connection with the Piper Sandler Opinion were going concern analyses. Piper Sandler expressed no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Sandler did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, the Piper Sandler Opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Sandler also assumed that neither the Company nor Parent nor Purchaser is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.
The Piper Sandler Opinion was necessarily based upon the information available to Piper Sandler and facts and circumstances as they existed and were subject to evaluation as of the date of the Piper Sandler Opinion, and events occurring after such date could materially affect the assumptions used in preparing the Piper Sandler Opinion. Piper Sandler did not express any opinion as to the price at which Shares may trade following announcement of the Transaction or at any future time. Piper Sandler did not undertake to reaffirm or revise the Piper Sandler Opinion or otherwise comment upon any events occurring after the date of the Piper Sandler Opinion and does not have any obligation to update, revise or reaffirm the Piper Sandler Opinion.
Piper Sandler was not requested to, and did not participate in negotiations with respect to the legal aspects of the Merger Agreement.
The Piper Sandler Opinion was provided to the Board in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their Shares with respect to the Offer or how to vote their Shares with respect to the Merger, or any other matter. The Piper Sandler Opinion was approved for issuance by the Piper Sandler Opinion Committee.
The Piper Sandler Opinion addresses solely the fairness, from a financial point of view, to holders of Shares (other than Excluded Shares and Dissenting Shares) of the proposed Offer Consideration set forth in the Merger Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Merger Agreement. Piper Sandler was not requested to opine as to, and the Piper Sandler Opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the Cash Consideration or the future Milestone Payment, or any other terms contemplated by the Merger Agreement or the fairness of the Transaction to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper Sandler expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the compensation to be received by holders of Shares in the Transaction or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Merger.
Summary of Piper Sandler’s Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with the Piper Sandler Opinion. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Piper Sandler, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Piper Sandler. Piper Sandler may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be understood as Piper Sandler’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Piper Sandler. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Piper Sandler’s financial analyses and its opinion.
In performing its analyses, Piper Sandler made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, or Piper Sandler or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 26, 2023 (the last business day prior to Piper Sandler’s delivery of its detailed financial analysis supporting its opinion delivered on October 29, 2023) and is not necessarily indicative of current market conditions. The implied per share equity value ranges (the “Equity Value Ranges”) described below represent the range from the minimum of the mean or median to the maximum of the mean or median of each analysis and were based on the Company’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding Company Stock Options and Company Warrants) based on information provided by the Company.
Analysis of Consideration
Piper Sandler conducted an analysis of the Offer Consideration to be paid to the holders of Shares (other than the holders of Excluded Shares or Dissenting Shares) pursuant to the Merger Agreement and the CVR Agreement. Such consideration is equal, on a per Share basis, to $3.25 in cash upon closing of the Tender Offer or the Merger, respectively, without interest together, and not separately, with one (1) CVR, which could result in a payment of $1.75, in cash, without interest, and less any applicable tax withholding, if the Milestone is achieved on or before December 31, 2025, as described more fully in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Purchaser and Parent —  Contingent Value Rights Agreement.”
As there is no guarantee that the Company will achieve the Milestone prior to December 31, 2025, thereby triggering the Milestone Payment pursuant to the CVR, Piper Sandler, solely for purposes of completing the financial analysis underlying the Piper Sandler Opinion, did not consider the CVR or the Milestone Payment. Furthermore, solely for purposes of the financial analyses summarized below, the term

“illustrative assumed per Share merger consideration” refers solely to $3.25 upfront cash consideration to be received by the holders of Shares (other than the holders of Excluded Shares or Dissenting Shares) pursuant to the Merger Agreement.
Public Trading Comparable Companies Analysis
Piper Sandler reviewed financial and stock market information of the selected publicly traded companies noted below (each a “Selected Company,” and collectively the “Selected Companies”), which Piper Sandler determined, based on in its professional judgment and experience, to be comparable to the Company for purposes of this analysis. In determining the publicly traded companies to use in this analysis, Piper Sandler referenced (i) biopharmaceutical companies with a market capitalization greater than $10.0 million and (ii) which had undergone an initial public offering (an “IPO” ) between January 1, 2020 and December 31, 2022 that raised at least $25.0 million but not more than $100.0 million of capital for the respective Selected Company, and (iii) the lead program of which was in Phase 1/2, or an earlier phase, of the research and development process as of the date of the IPO.
In performing its analysis, Piper Sandler reviewed and analyzed, among other things, the market capitalization of the Selected Companies and the date of the respective IPO (the “Pricing Date”). Financial data for the Selected Companies were based on publicly available data and public filings as of October 26, 2023. The data used in this analysis is summarized in the following table:
Selected Companies	Fully Diluted Market Capitalization ($M)	Pricing Date
AN2 Therapeutics Inc.	$453	3/24/2022
Vigil Neuroscience Inc.	$341	1/6/2022
Rallybio Corp	$145	7/28/2021
Longboard Pharmaceuticals Inc.	$127	3/11/2021
Rani Therapeutics Holdings Inc.	$100	7/29/2021
Genenta Science SpA.	$99	12/14/2021
HCW Biologics Inc.	$65	7/19/2021
Longeveron Inc.	$46	2/11/2021
Gain Therapeutics Inc.	$39	3/18/2021
In8bio Inc.	$32	7/30/2021
MiNK Therapeutics Inc.	$31	10/14/2021
Evaxion Biotech A/S	$23	2/4/2021
Unicycive Therapeutics Inc.	$21	7/13/2021
Context Therapeutics Inc.	$17	10/19/2021
Piper Sandler then multiplied the price per share of each of the Selected Companies by the number of fully-diluted outstanding shares of common stock of the respective Selected Company (determined using the treasury stock method), which resulted in the fully-diluted Market Capitalization of the Selected Company. Piper Sandler then calculated the mean and median of the range of the Selected Companies’ fully-diluted Market Capitalization and divided each by the fully-diluted shares of common stock of the Company (determined using the treasury stock method), which resulted in an implied per share Equity Value Range for the shares of common stock of each of the Selected Companies of $1.99 to $3.91, rounded to the nearest $0.01. Piper Sandler then compared this range to the illustrative assumed per Share merger consideration of $3.25 to be paid to the holders of Shares (other than the holders of Excluded Shares or Dissenting Shares) pursuant to the Merger Agreement.
Discounted Cash Flow Analysis
Piper Sandler performed a discounted cash flow analysis of the Company based on the Projections as defined and set forth under the section “Opinion of the Company’s Financial Advisor.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
As part of its discounted cash flow analysis and at the direction of the Company, Piper Sandler applied probability of success weighting discount factors to certain components of the Projections, including to (i) the Company’s research and development expenses for 2024 to 2028, which discount factors ranged from 39.0% to 86.4% depending on the stage of the respective the Company program, (ii) in anticipation of reaching commercialization in 2029, all of the Company’s operating expenses for 2029 to 2042, which a discount factor was equal to 12.6%, (iii) for all of the Company’s revenues from 2024 to 2042, which discount factor was equal to 12.6%. Each of the probabilities used to determine the respective probability of success weighting discount factor was sourced from publicly available data.
In performing this analysis, Piper Sandler calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2023 using discount rates ranging from 11.8% to 13.8% (based on Piper Sandler’s application of the capital asset pricing model to the Company) and using a mid-year convention: (i) the risk adjusted, after-tax, unlevered free cash flows of the Company over the period beginning in 2024 and ending in 2042, (ii) an implied terminal value of the Company, calculated by Piper Sandler by assuming (as directed by the Company management that the Company’s risk adjusted, after-tax, unlevered free cash flows would grow in perpetuity, using growth rates ranging from 0.0% and 2.0%, (iii) tax savings from usage of the Company’s federal net operating losses of $40.5 million as of December 31, 2022 and future losses, as set forth in the Projections and (b) adding to the foregoing results to the Company’s estimated net cash of $13 million as of September 30, 2023.
Piper Sandler divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method basis and taking into account outstanding Company Stock Options and Company Warrants) as of October 26, 2023, and taking into account the expected dilution associated with the assumed equity funding of $425.0 million, in aggregate, as set forth in the Projections, resulting in a range of implied equity value per Share of $2.41 to $4.27, rounded to the nearest $0.01. Piper Sandler then compared this range to the illustrative assumed per Share merger consideration of $3.25 to be paid to the holders of Shares (other than the holders of Excluded Shares and Dissenting Shares) pursuant to the Merger Agreement.
Precedent Transaction Analysis
Piper Sandler reviewed and compared certain information relating to selected early stage transactions that Piper Sandler, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transaction. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Piper Sandler’s analysis, may be considered similar to such factors in the Transaction. Piper Sandler used its experience, expertise and knowledge to select transactions that involved companies with certain operational, business and/or financial characteristics, including the development stage of the selected companies’ lead program and the amount of cash reserves on their respective balance sheet, that, for purposes of its analysis, may be considered similar to those of the Company, including target companies (i) with a focus on regenerative medicine and (ii) that had less than six quarters of cash reserves on their respective balance sheet at the time of the transaction announcement. At the time of the announcement of the Transaction, the Company had less than three quarters of cash reserves on its balance sheet.
However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transaction, Piper Sandler believed that it was inappropriate to rely solely on the quantitative results of the selected transaction analysis. Accordingly, Piper Sandler also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and each target company as well as the Transaction and the selected transactions that could affect the equity values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other publicly available data sources, Piper Sandler calculated, for each selected transaction, the equity value (calculated as the offer price multiplied by the number of fully-diluted outstanding shares, determined using the treasury stock method) implied for each target company based on the consideration payable in the applicable selected transaction, which is referred to, with respect to the selected transactions, as “Equity Value.” Piper Sandler calculated the implied Equity Value with and without the full value of any contingent or milestone payment, to the extent applicable, that could be paid in each precedent transaction.
The selected transactions considered in this analysis are summarized below (dollars in millions):
Date Announced	Target	Acquiror	Upfront Consideration ($M)	Milestone Consideration ($M)	Equity Value ($M)
8/9/2023	Decibel Therapeutics	Regeneron	$113	$99	$212
10/3/2022	LogicBio	AstraZeneca	$68	—	$68
9/20/2022	Renovacor	Rocket Pharmaceuticals	$42	—	$42
1/16/2020	Neon Therapeutics	BioNTech	$64	—	$64
11/8/2018	Asterias Biotheraputics	BioTime	$84	—	$84
7/23/2018	TxCell	Sangamo	$77	—	$77
Based on its analysis and other considerations that Piper Sandler deemed relevant in its professional judgment and experience, Piper Sandler selected two reference ranges for Miromatrix, including (i) an Equity Value Range of $73 million to $75 million, which Equity Value Range did not include the contingent or milestone consideration contemplated by the respective precedent transaction (the “Upfront Equity Value Range”) and (ii) an Equity Value Range of $73 million to $91 million, which Equity Value Range did include the contingent or milestone consideration contemplated by the respective precedent transaction (the “Total Consideration Equity Value Range”). In selecting these ranges, Piper Sandler made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying the Upfront Equity Value Range and the Total Consideration Equity Value Range, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method) as of October 26, 2023, resulted in an implied per share Equity Value Range for the Shares of $2.60 to $2.68, rounded to the nearest $0.01, based on the Upfront Equity Value Range, and $2.60 to $3.27, rounded to the nearest $0.01, based on the Total Consideration Equity Value Range. Piper Sandler then compared these ranges to the illustrative assumed per Share merger consideration of $3.25 to be paid to the holders of Shares (other than the holders of Excluded Shares or Dissenting Shares) pursuant to the Merger Agreement.
Other Factors
Piper Sandler also noted for the Board certain additional factors, solely for the Board’s reference, including the following:
•
Historical Stock Trading Price Analysis.   Piper Sandler reviewed the historical closing trading prices of the Shares during the 52-week period ended October 26, 2023 (the last business day immediately preceding the day on which Piper Sandler delivered its oral opinion), which reflected low and high closing prices for the Shares during this 52-week period of $0.92 and $4.42 per Share.

•
Precedent Premiums Paid Analysis.   Piper Sandler performed an analysis of premiums paid in selected transactions, including an analysis of transactions which included a CVR component and an analysis of transactions which did not include a CVR component, and, in either case, involving publicly traded biopharmaceutical companies for which premium data were available, including certain of the transactions set forth above in “— Opinion of the Company’s Financial Advisor — Summary of Piper Sandler’s Financial Analysis — Precedent Transactions Analysis.” Based on the analysis above, for the analysis of transactions which included a CVR component, Piper Sandler did not consider the CVR component or any contingent payment and applied a range of 47% to 77% to the

Company’s closing stock price on October 26, 2023 (the last business day immediately preceding the day on which Piper Sandler delivered its oral opinion), of $1.07, which resulted in an implied per share Equity Value Range of $1.53 to $1.84 per Share, rounded to the nearest $0.01, and for the analysis of transactions which did not include a CVR component, Piper Sandler applied a range of 75% to 111% to the Company’s closing stock price on October 26, 2023, of $1.07, which resulted in an implied per share Equity Value Range of $1.82 to $2.20 per Share, rounded to the nearest $0.01.
General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Piper Sandler did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Piper Sandler made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.
Piper Sandler’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the Offer Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Piper Sandler provided advice to the Company during these negotiations. Piper Sandler did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.
The Board selected Piper Sandler as its financial advisor in connection with the Transaction based on, among other factors, its qualifications, professional reputation and industry expertise. Piper Sandler is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.
In connection with Piper Sandler’s services as the financial advisor to the Board, the Company agreed to pay Piper Sandler an aggregate fee of approximately $2.5 million, (i) $750,000 of which was payable upon the rendering of the Piper Sandler Opinion, which was not contingent upon the consummation of the Transaction or the conclusions reached in the Piper Sandler Opinion and (ii) approximately $1.75 million of which is payable contingent upon the consummation of the Transaction. The Company also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with Piper Sandler’s services.
Piper Sandler is a securities firm engaged in securities trading and brokerage activities and providing investment banking and financial advisory services. Piper Sandler has, in the past, provided financial advisory and financing services to the Company, including acting as lead underwriter in connection with the Company’s common stock offering in March 2023, for which Piper Sandler received gross underwriting compensation of $525,000. In the two years prior to the date of the Piper Sandler Opinion, Piper Sandler has not been engaged to provide financial advisory or other services to United Therapeutics, and Piper Sandler did not receive any compensation from United Therapeutics during such period. Piper Sandler may, in the future, provide investment banking services to the Company and Parent (and any of their affiliates) for which Piper Sandler may receive fees. In addition, in the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of the Company and the Parent for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Sandler may also, in the future, provide investment banking and financial advisory services to the Company, the Parent or entities that are affiliated with the Company or the Parent, for which Piper Sandler would expect to receive compensation.
Piper Sandler’s Fairness Opinion may not be published, relied upon by any other person or used for any other purpose without the prior written consent of Piper Sandler, which consent has been obtained for the purposes of the inclusion of the Fairness Opinion and the summary thereof in this Recommendation Statement.

Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s research department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Transaction and other participants in the Transaction that differ from the opinions of Piper Sandler’s investment banking personnel.
Certain Prospective Financial Information
The Company does not, as a matter of course, develop or publicly disclose long-term projections or internal projections of the Company’s future financial performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s evaluation of the Transactions, the Board considered certain non-public unaudited prospective financial information prepared by Company management relating to the Company, which we refer to as the “Projections.” The Projections were provided to Piper Sandler for its use and reliance in connection with its financial analyses and opinion summarized above and were also provided to Parent on October 24, 2023 as part of its final confirmatory due diligence.
The Projections were not prepared with a view to public disclosure, but are included in this Recommendation Statement solely because such information was made available to the Board, Piper Sandler and Parent and used in the process leading to the execution of the Merger Agreement. The inclusion of this information should not be regarded as an indication that the Board, Piper Sandler, Parent or any other recipient of this information considered, or now considers, the Projections to be material information of the Company or necessarily predictive of actual future results nor should it be construed as financial guidance, and it should not be relied upon as such. The summary of the Projections provided in the table below is not included in this Recommendation Statement in order to induce any stockholder to tender their Shares in the Offer or to influence any stockholder to make any other investment decision, including any decision as to whether to pursue appraisal rights with respect to any Shares.
The Projections should be evaluated, if at all, in conjunction with the limitations, assumptions and other factors disclosed in this Recommendation Statement, and with the historical financial statements and other information regarding the Company contained in its public filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2022 and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K.
Limitations on the Projections
The Projections were not prepared with a view to compliance with generally accepted accounting principles as applied in the United States (“GAAP”), the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the Company’s independent auditors have not examined, reviewed, compiled or otherwise applied procedures to the Projections and, accordingly, assume no responsibility for, and express no opinion on, them.
Although the summary of key assumptions described below and the summary of the Projections provided in the table below are presented with numerical specificity, this information is not fact and should not be relied upon as being necessarily predictive of actual future results. The Projections reflect numerous assumptions and estimates, many of which are highly uncertain or even speculative. The Projections cover an extended period of time, and such information by its nature becomes less predictive with each successive year (both because of the inherent limitations on predicting the more distant future and because the effects of inaccurate assumptions or estimates compound and become magnified). The Projections are forward-looking statements. Important factors that may affect actual results and cause the Projections to differ, potentially materially, from actual results include the accuracy of the underlying assumptions, inherent risks and uncertainties in predicting future results, and the other factors described under “Forward-Looking Statements” on page 44 (including the risk factors set forth in the Company’s reports filed with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2022 and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K). In addition, the Projections do not take into account any circumstances or events occurring after the date they were prepared and do not give effect to the Transactions. As a result, there can be no assurance that the Projections will be realized, and actual results may differ materially from the estimates and assumptions contained in the Projections.
Except to the extent required by applicable federal securities laws, the Company does not intend, and expressly disclaims any responsibility, to update or otherwise revise the Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events or changes in general economic or industry conditions, even in the event that any of the assumptions underlying the Projections are shown to be erroneous. The Company can provide no assurance that, had the Projections been prepared either as of the date of the Merger Agreement or as of the date of this Recommendation Statement, similar estimates and assumptions would be used. Neither the Company nor any of its affiliates, directors, officers, advisors or other representatives has made or makes any representation regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved.
In light of the foregoing factors, stockholders are cautioned not to rely on the Projections.
Certain Underlying Assumptions
The Projections reflect numerous assumptions and estimates, many of which are highly uncertain or even speculative. Some of these assumptions include:
•
The Company would complete a series of offerings of common stock of the Company between 2024 and 2027, timed to take advantage of positive stock price reactions to key milestones in the Company’s development efforts, with an aggregate gross amount of $425 million of common stock sold for net proceeds to the Company of approximately $393 million to (1) fund continued development and commercialization of its products until becoming cash-flow positive in 2029, (2) fund the construction of its first commercial manufacturing facility, and (3) opportunistically secure additional working capital.

•
The Company would be able to successfully and timely develop, complete successful clinical trials for, and obtain U.S. and non-U.S. regulatory approvals for each of its miroliverELAP, mirokidney and miroliver products. FDA approval would be obtained for miroliverELAP in the fourth quarter of 2026, for mirokidney in the second quarter of 2028, and for miroliver in the third quarter of 2030. The Company would be able to successfully gain regulatory approvals for key countries outside the U.S. within three to five years of the corresponding U.S. regulatory approvals.

•
Commercial sales in the United States would begin in 2027 for miroliverELAP, in 2029 for mirokidney, and in 2031 for miroliver. Commercial sales outside the United States would begin in 2032 for miroliverELAP and mirokidney, and in 2034 for miroliver. Each of these products would find commercial success.

•
The Company would construct a commercial manufacturing facility in 2027, in anticipation of miroliverELAP and mirokidney product launches, at a cost of $100 million. In addition, the Company would construct two facilities in Europe and Asia in 2030, to support future sales outside of the U.S., at a combined cost of $200 million.

•
The Company would be subject to a combined tax rate of 31% once it began generating taxable income.

The Projections
The Projections cover the 19-year period from 2024 through 2042, and the table below sets forth certain line items from the Projections that were used to calculate the Company’s projected unlevered free cash flow, and the resulting calculation of such unlevered free cash flow.

	Projections (amounts in millions)
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Revenue	—	—	—	$6	$13	$114	$318	$632	$1,245	$1,679
Gross Profit	—	—	—	2	4	85	246	504	971	1,295
Research & Development	(26)	(38)	(47)	(25)	(41)	(11)	(32)	(63)	(125)	(168)
Sales, General & Administrative	(8)	(10)	(10)	(10)	(12)	(23)	(64)	(126)	(249)	(336)
Other Operating Expenses	(4)	(5)	(5)	(5)	(15)	(16)	(30)	(30)	(40)	(40)
Income Tax Expense	—	—	—	—	—	—	—	(37)	(173)	(233)
Net Operating Profit After Tax	$(38)	$(52)	$(62)	$(38)	$(64)	$35	$120	$248	$384	$518
Plus: Depreciation	1	1	1	1	10	10	10	10	10	10
Plus: Other Non-Cash Expenses	4	4	4	4	5	6	20	20	30	30
Less: Capital Expenditures	—	—	—	(100)	—	—	(200)	—	—	—
Less: Change in Working Capital	1	(0)	(0)	(0)	(0)	(7)	(7)	(10)	(23)	(17)
Unlevered Free Cash Flow	$(33)	$(48)	$(57)	$(133)	$(49)	$44	$(57)	$268	$402	$542
	Projections (amounts in millions)
	2034	2035	2036	2037	2038	2039	2040	2041	2042
Revenue	$2,105	$2,543	$2,981	$3,407	$3,845	$6,510	$7,386	$8,085	$8,660
Gross Profit	1,628	1,960	2,288	2,609	2,928	5,086	5,738	6,247	6,658
Research & Development	(158)	(191)	(224)	(255)	(288)	(326)	(369)	(404)	(433)
Sales, General & Administrative	(421)	(509)	(596)	(681)	(769)	(1,302)	(1,477)	(1,617)	(1,732)
Other Operating Expenses	(50)	(50)	(60)	(60)	(60)	(60)	(70)	(70)	(80)
Income Tax Expense	(310)	(375)	(437)	(500)	(561)	(1,054)	(1,185)	(1,288)	(1,368)
Net Operating Profit After Tax	$690	$836	$972	$1,113	$1,250	$2,345	$2,637	$2,867	$3,045
Plus: Depreciation	10	10	10	10	—	—	—	—	—
Plus: Other Non-Cash Expenses	40	40	50	50	60	60	70	70	80
Less: Capital Expenditures	—	—	—	(100)	—	—	—	—	—
Less: Change in Working Capital	(24)	(18)	(18)	(18)	(19)	(126)	(41)	(34)	(28)
Unlevered Free Cash Flow	$716	$867	$1,013	$1,055	$1,290	$2,279	$2,666	$2,904	$3,097
Non-GAAP Financial Measures
Certain of the measures included in the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. These non-GAAP measures are included in this Recommendation Statement because such information was made available to the Board, Piper Sandler and Parent and used in the process leading to the execution of the Merger Agreement, as described elsewhere in this Recommendation Statement. Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Projections, are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Board, Piper Sandler or Parent in connection with the Transactions. Accordingly, no reconciliation of the financial measures included in the Projections is provided in this Recommendation Statement.
Item 5.   Person/Assets, Retained, Employed, Compensated or Used.
(a)   Solicitations or recommendations.
The Company retained Piper Sandler to act as its financial advisor in connection with the Transactions and, in connection with such engagement, Piper Sandler provided its opinion described in “Item 4. The Solicitation or Recommendation — Opinion of the Financial Advisor to the Board,” which is filed as Annex A to this Recommendation Statement and incorporated herein by reference. The Company retained Piper Sandler because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger.
The Company also retained Craig-Hallum as a co-advisor to advise and assist the Company in connection with the planning, execution and closing of a change in control transaction. For its services, Craig-Hallum is entitled to a success fee of $500,000 upon the closing of a change in control transaction (which would include the transactions contemplated by the Merger Agreement).
Solicitations or recommendations may be made by the Company’s directors, officers or employees, for which services no additional compensation will be paid.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.
Item 6.   Interest in Securities of the Subject Company.
(b)   Securities transactions.
None.
Item 7.   Purposes of the Transactions and Plans or Proposals.
(d)   Subject company negotiations.
Except as indicated in Items 2, 3 and 4 of this Recommendation Statement, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.
Item 8.   Additional Information.
(a)   Golden Parachute Compensation.
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of our current executive officers who were designated as “named executive officers” in our proxy statement filed on April 18, 2023. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Offer- and Merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in this Recommendation Statement and in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Offer and the Merger may differ materially from the amounts set forth below.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of the current named executive officers would receive, assuming that: (i) the Effective Time occurs on December 13, 2023 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of the named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) all equity awards are treated in accordance with the Merger Agreement; (iv) no named executive officer receives any additional equity grants or retention awards at or prior to the Effective Time; and (v) no named executive officer enters into any new agreement with the Company or is otherwise legally entitled to additional compensation or benefits prior to the Effective Time. The Company and John Barry, former Vice President of Research and Development, mutually agreed to end his employment in June 2023 and he will not receive any compensation as a result of the Merger.
Golden Parachute Compensation
Name and Principal Position	Cash(a) ($)	Equity(b) ($)	Perquisites/Benefits(c) ($)	Total ($)
Jeffrey Ross	572,000	743,750	18,000	1,333,750
James Douglas	201,500	406,250	9,000	616,750

(a)
The named executive officers have employment agreements that provide that if the executive officer’s employment is terminated by the Company for any reason other than for “cause,” or terminated by the executive officer for “good reason,” each term as defined in the respective employment agreement, the executive officer will be entitled to payments in an amount equal to twelve months (in the case of Mr. Ross) or six months (in the case of Mr. Douglas) of his then-current annual base salary, less customary deductions, payable in regular installments during the six-month period immediately following the date of termination. These amounts are “double-trigger” because they are conditioned upon a termination of their respective employment following the consummation of the Merger.

(b)
The named executive officers hold Company RSUs and Company Stock Options that are subject to vesting based on their continued performance of services to the Company. All equity awards will fully accelerate and vest as of the Effective Time. Amounts represent the value of unvested Company RSUs and the net-exercise value of unvested Company Stock Options (all of which qualify as Contingent-In-the-Money Options). For a description of the treatment of equity awards under the Company’s benefit plans, including amounts involved, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company” of this Recommendation Statement. Set forth below are the amounts that would be payable to the named executive officers in connection with the Merger in respect of outstanding Company Stock Awards, based on the assumptions described above:

Name and Principal Position	Maximum Value of CVRs in respect of Shares Underlying Unvested Company Options ($)	Cash Consideration and Maximum Value of CVRs in respect of Shares Underlying Unvested Company RSUs ($)
Jeffrey Ross	306,250	437,500
James Douglas	306,250	100,000

(c)
The named executive officers have employment agreements that provide that if the executive officer’s employment is terminated by the Company for any reason other than for “cause,” or terminated by the executive officer for “good reason,” each term as defined in the respective employment agreement, the executive officer will be entitled to subsidized health insurance benefits for the twelve months (in the case of Mr. Ross) or six months (in the case of Mr. Douglas) following the date of termination. The cost of such coverage is assumed to be $1,500 per month.

(b) Appraisal Rights.
No appraisal rights are available in connection with the Offer, and the holders of Shares who tender such Shares in connection with the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who: (i) did not tender their Shares pursuant to the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Expiration Date); (ii) have not otherwise waived appraisal rights; (iii) make the demand described below; and (iv) otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”) (and who do not thereafter lose their appraisal rights by withdrawal, failure to perfect or otherwise) will be entitled to an appraisal of their Shares in accordance with Section 262 and to receive payment in cash for the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such Shares as determined by the Delaware Court of Chancery may be greater than, the same as, or less than the Offer Consideration or the Merger Consideration (which is equivalent to the Offer Consideration). In addition, as described below, a beneficial owner who complies with the requirements of Section 262 may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with Section 262.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified by the full text of Section 262, which is attached to this Recommendation Statement as Annex B and which also may be accessed without subscription or cost at the Delaware Code Online (available at https://delcode.delaware.gov/title8/c001/sc09/). In the event of any inconsistency between the information contained in this summary and the actual text of Section 262, the actual text of Section 262 controls. Unless otherwise expressly noted herein, all references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person and all references to a “person” are to an individual, corporation, partnership, unincorporated association or other entity. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Any stockholder or beneficial owner contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.
Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the Merger, or the surviving corporation within ten days thereafter, shall notify each stockholder of any class or series of stock of such constituent corporation who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. The Board has fixed November 8, 2023, as the record date for determining the stockholders entitled to receive this notice of appraisal rights. This Recommendation Statement constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve their right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
Any stockholder or beneficial owner wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Consideration, subject to the terms and conditions of the Merger Agreement.
The statutory rights of appraisal granted by Section 262 require strict compliance with the procedures set forth in Section 262. If a stockholder or beneficial owner of Shares elects to exercise appraisal rights under Section 262 and the Merger is consummated pursuant to Section 251(h) of the DGCL, such holder must do all of the following:
•
within the later of: (1) the consummation of the Offer and (2) 20 days after the date of mailing of this Recommendation Statement (which date of mailing is set forth above), demand in writing from the Company (as the Surviving Corporation) at the address indicated below the appraisal of such holder’s Shares. The demand must reasonably inform the Company of the identity of the holder and that the holder is demanding appraisal;

•
not tender such holder’s Shares in the Offer (or otherwise waive such holder’s appraisal rights);

•
continuously hold such Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•
file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such holders within 120 days after the effective date of the Merger.

Beneficial owners demanding appraisal must also fulfill the additional requirements of subsection (d)(3) of Section 262. Notwithstanding a stockholder’s or beneficial owner’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all holders who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the Merger Consideration for such total number of Shares entitled to appraisal rights exceeds $1 million.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those holders of Shares who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. Only stockholders and beneficial owners who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.
Written Demand by the Record Holder or Beneficial Owner
All written demands for appraisal should be addressed to:
Miromatrix Medical Inc.
Attention: Chief Financial Officer
6455 Flying Cloud Drive, Suite 107
Eden Prairie, MN 55344
with a copy to:
Faegre Drinker Biddle & Reath LLP
Attention: Steven C. Kennedy
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
The written demand for appraisal by a stockholder of record must be executed by or for the stockholder and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of their Shares in connection with the Merger. In addition, in the case of a written demand for appraisal made by a beneficial owner, a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of Section 262, summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such Shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Company under Section 262 and to be set forth on the Verified List (defined below). Although not expressly required by Section 262, the Company reserves the right to take the position that it may require the submission of all information required of a beneficial owner under subsection (d)(3) of Section 262 with respect to any person sharing beneficial ownership of the Shares for which such demand is submitted. If a stockholder of record is submitting a demand with respect to Shares owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee or intermediary for one or more beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Filing a Petition for Appraisal
Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any person who has demanded appraisal of such person’s Shares and who otherwise has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.
Within 120 days after the effective date of the Merger, any person who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any “excluded stock,” as defined in Section 251(h)(6)d of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on their own behalf, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be given to the requesting person within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any such stockholder or beneficial owner of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Delaware Register in Chancery a duly verified list (the “Verified

List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The costs of these notices shall be borne by the Surviving Corporation.
After such notice as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the persons who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any person fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to that person. Notwithstanding a person’s compliance with the requirements of Section 262, the Delaware Court of Chancery shall dismiss the proceedings as to all persons who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the Merger Consideration for such total number of Shares exceeds $1 million.
Determination of Fair Value
After the Delaware Court of Chancery determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Parent and Purchaser have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Persons considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although the Company believes that the Offer Consideration (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders and beneficial owners should recognize that such an appraisal could result in a determination of value greater than, less than or the same as the Offer Consideration. Neither Parent nor the Company anticipates offering more than the Offer Consideration to any person exercising appraisal rights, and Parent and the Company reserve the right to assert in any appraisal proceeding that, for purposes of Section 262, the fair value of a Share is less than the Offer Consideration.
Upon application by the Surviving Corporation or by any persons entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such person’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Delaware Court of Chancery may order, in the case of holders or beneficial owners of uncertificated stock, forthwith, and in the case of holders or beneficial owners of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of an order, each party bears its own expenses.
Any person who has duly demanded and perfected appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will not, after the effective date of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date of the Merger.
At any time within 60 days after the effective date of the Merger, any person who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such person’s demand for appraisal and to accept the terms offered in the Merger; after this period, the person may withdraw such person’s demand for appraisal only with the written approval of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective date of the Merger, stockholders’ and beneficial owners’ rights to appraisal shall cease, and all holders and beneficial owners of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any person who desires such a petition to be filed is advised to file it on a timely basis. Any person may withdraw such person’s demand for appraisal by delivering to the Company a written withdrawal of their demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than

60 days after the effective date of the Merger will require written approval of the Surviving Corporation, and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including without limitation, a reservation of jurisdiction for any application to the Court of Chancery made under subsection (j) of Section 262.
Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262. If any person who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or otherwise loses such person’s right to appraisal, the person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration.
The foregoing summary of appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders and beneficial owners of the Company desiring to exercise any appraisal rights available thereunder and is qualified by reference to Section 262. The exercise of appraisal rights requires compliance with to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Recommendation Statement.
(c) State Takeover Laws.
The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date on which such person became an “interested stockholder” unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the transactions contemplated therein.
A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. The Company and Parent do not know whether any state takeover law other than Section 203 would, by its terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, the Company and Parent will determine what action to take, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Company, Parent, and Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer, and the Company and Parent may each have the right to terminate the Merger Agreement and abandon the Transactions. For additional information, see Section 15 — “Conditions of the Offer” of the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to this Recommendation Statement.
(d) Merger without a Vote.
Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the

Company intend to effect the Merger as soon as practicable following the consummation of the Offer without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.
(e) Regulatory Approvals.
As of the date of this Recommendation Statement, the Company is not aware of any material governmental consents, approvals or filings that are required to be obtained prior to the parties’ consummation of the Offer or the Merger. Each of the parties to the Merger Agreement agreed to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to (i) obtain all required consents, approvals or waivers from third parties, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities, make all necessary registrations, declarations and filings and make all reasonable best efforts to obtain an approval or waiver from, or to avoid any action by, any governmental entity, and (iii) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of the Merger Agreement.
Based upon the facts and circumstances existing on the date of the Merger Agreement, including review of the available information relating to the businesses in which the Company and Parent are engaged and the consideration to be paid for the Shares, the Company and Parent believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger requires a mandatory antitrust premerger notification filing or waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), and therefore HSR Act clearance is not a condition to the consummation of the Offer or the Merger. Nevertheless, neither the Company nor Parent can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. For additional information, see Section 15 — “Conditions of the Offer” of the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to this Recommendation Statement.
(f) Legal Proceedings
As of the date of this Recommendation Statement, there are currently no legal proceedings pending relating to the Offer, the Merger or the other Transactions. Legal proceedings arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
(g) Annual and Quarterly Reports.
For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and similar reports filed with the SEC, which can be obtained without charge from the SEC’s website at www.sec.gov.
Forward-Looking Statements
This Recommendation Statement contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of the Company, including statements regarding Parent’s proposed acquisition of the Company, the prospective benefits of the proposed acquisition (including the potential achievement of the Milestone) and the anticipated occurrence, manner and timing of the proposed Offer and the Closing. Actual events or results may differ materially from these forward-looking statements. Words such as “anticipates,” “believes,” “expects,” “future,” “intends,” “plans,” “potential,” “projects,” “would,” and variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the Transactions do not close; risks related to Parent’s ability to realize the anticipated benefits of the proposed Transactions, including the possibility that the expected benefits from the proposed Transactions will not be realized or will not be realized within the expected time period and that Parent and the Company will not be integrated successfully; the effects of the Transactions on relationships with employees, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed Transactions on the market price of Parent’s or the Company’s common stock and/or Parent’s or the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed Transactions; Parent’s and the Company’s ability to continue to conduct research and clinical programs; Parent’s and the Company’s ability to manage their respective supply chains; Parent’s ability to manage development programs and product candidates currently being developed by the Company after consummation of the proposed Transactions, including with respect to “mirokidney™” or MIRO-003 (collectively, the “Company’s Product Candidate”); the extent to which the results from the research and development programs conducted by Parent, the Company, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of the Company’s Product Candidate and the impact of studies (whether conducted by Parent, the Company or others and whether mandated or voluntary) on any of the foregoing or any potential regulatory approval of the Company’s Product Candidate; uncertainty regarding the Milestone Payment referenced in this Recommendation Statement and the possibility that the Milestone will never be achieved and that the Milestone Payment may not be made; the likelihood, timing, and scope of possible regulatory approval and commercial launch of the Company’s Product Candidate; the ability of the Company’s collaborators, licensees, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to the Company’s Product Candidate; safety issues resulting from the administration of the Company’s Product Candidate in patients, including serious complications or side effects in connection with the use of the Company’s Product Candidate in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Parent’s or the Company’s ability to continue to develop or commercialize the Company’s Product Candidate; competing drugs and product candidates that may be superior to, or more cost effective than, the Company’s Product Candidate; and the impact of public health outbreaks, epidemics, or pandemics (such as the COVID-19 pandemic) on the Company’s business.
A more complete description of these and other material risks can be found in the Company’s filings with the SEC, including its Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2023, June 30, 2023, and March 31, 2023, and Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as well as the Schedule TO and related tender offer documents filed by Parent and Purchaser, and this Recommendation Statement. Any forward-looking statements are made based on the current beliefs and judgments of Parent’s and the Company’s management, and the reader is cautioned not to rely on any forward-looking statements made by Parent or the Company. Except as required by law, Parent and the Company do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including, without limitation, any financial projection or guidance, whether as a result of new information, future events, or otherwise.
Item 9. Exhibits.
The following Exhibits are filed with this Recommendation Statement:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 13, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed November 13, 2023).
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed November 13, 2023).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed November 13, 2023).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed November 13, 2023).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed November 13, 2023).

Exhibit No.	Description
(a)(1)(F)	Summary Advertisement, as published in The New York Times on November 13, 2023 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed November 13, 2023).
(a)(2)	Opinion of Piper Sandler, dated October 29, 2023 (attached to this Recommendation Statement as Annex A).
(a)(5)(A)	Joint press release of Parent and the Company issued on October 30, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 30, 2023).
(a)(5)(B)	Investor Frequently Asked Questions (FAQ) dated October 30, 2023 (incorporated by reference to Exhibit 99.2 of the Company’s Schedule 14D-9 filed on October 30, 2023).
(e)(1)	Agreement and Plan of Merger, dated as of October 29, 2023, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 30, 2023).
(e)(2)	Tender and Support Agreement, dated October 29, 2023, by and among Parent, Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on October 30, 2023).
(e)(3)	Second Amended and Restated Certificate of Incorporation of Miromatrix Medical Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K, filed March 30, 2022).
(e)(4)	Amended and Restated Bylaws of Miromatrix Medical Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, filed June 28, 2021).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2023	MIROMATRIX MEDICAL INC.
	By:	/s/ James Douglas
		Name:	James Douglas
		Title:	Chief Financial Officer

Annex A

PIPER SANDLER & CO. October 29, 2023
Board of Directors Miromatrix Medical Inc. 6455 Flying Cloud Drive, Suite 107 Eden Prairie, MN 55344
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.00001 per share (the “Company Common Stock”), of Miromatrix Medical Inc., a Delaware corporation (the “Company”), of the Offer Consideration (as defined below), pursuant to a draft of the Agreement and Plan of Merger, dated as of October 29, 2023 (the “Merger Agreement”), to be entered into among the Company, United Therapeutics Corporation, a Delaware public benefit corporation (“Parent”), and Morpheus Subsidiary Inc., a newly formed Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides (i) for Merger Sub to commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Company Common Stock (the “Shares”) at a price of $3.25 per Share, net to the seller in cash without interest (the “Cash Consideration”), plus one CVR (as defined below), for each Share accepted, and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Merger Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent. In connection with the Merger, each issued and outstanding Share immediately prior to the effective time of the Merger (other than Excluded Shares and Dissenting Shares (as each such term is defined in the Merger Agreement)) will be converted into the right to receive the Cash Consideration plus one CVR. The CVR is a contractual contingent value right which represents the right to receive the Milestone Payment (of $1.75 per Share in cash) upon the achievement of the Milestone, as defined in, and subject to and in accordance with the terms and conditions of, a CVR Agreement to be entered into by Parent and a rights agent at or prior to the acceptance time of the Tender Offer (the “CVR Agreement”), which payment will be made without interest and less any required withholding tax (the “CVR”). As defined in the CVR Agreement, “Milestone” means the first implantation of the Product (as defined in the CVR Agreement) into a living human patient in a clinical trial sponsored by, or on behalf of, Parent, the Company or their affiliates, which is conducted under (a) an investigational device exemption approved by the United States Food and Drug Administration (“FDA”), or (b) investigational new drug application that has become effective pursuant to FDA regulation. In order to receive the Milestone Payment, the Milestone must be achieved prior to the CVR Expiration Date (i.e., December 31, 2025), in accordance with the terms of the CVR Agreement. The Cash Consideration plus one CVR to be paid in the Tender Offer and the Merger is referred to herein as the “Offer Consideration.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.
In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Merger Agreement dated October 27, 2023, and the financial terms of a draft of the CVR Agreement dated October 26, 2023; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Transaction; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the

Company; (vi) compared the market standing and business profile of the Company with that of certain other publicly traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.
We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement.
In arriving at our opinion, we have assumed that each of the executed Merger Agreement and the CVR Agreement will be in all material respects identical to the last drafts reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and to the CVR Agreement, and all other related documents and instruments that are referred to therein are true and correct as of the date or dates made or when deemed made, (ii) each party to the Merger Agreement, the CVR Agreement and any other agreement contemplated thereby will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or its stockholders or the contemplated benefits of the Transaction.
In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent nor Merger Sub is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.
This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have not been requested to, and did not participate in negotiations with respect to the legal aspects of the Merger Agreement.
We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have, in the past, provided financial advisory and financing services to the Company, including acting as lead underwriter in connection with the Company’s March 2023 common stock offering, for which we received underwriting compensation. We may, in the future, provide investment banking services to the Company and Parent (and any of their affiliates) for which we may receive fees. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Parent for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Parent or entities that are affiliated with the Company or the Parent, for which we would expect to receive compensation.
Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s Research Department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Sandler’s investment banking personnel.
This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their Shares with respect to the Tender Offer or how to vote their Shares with respect to the Merger, or any other matter. Except with respect to the inclusion, in its entirety, of this opinion in connection with any communication required to be made by the Company to its stockholders relating to the Transaction, in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Sandler Opinion Committee.
This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Shares and Dissenting Shares) of the proposed Offer Consideration set forth in the Merger Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Merger Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the Cash Consideration or the future Milestone Payment, or any other terms contemplated by the Merger Agreement or the fairness of the Transaction to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Merger.
Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Offer Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than the holders of the Excluded Shares and the Dissenting Shares) as of the date hereof.
Sincerely,
/s/ Piper Sandler & Co.
PIPER SANDLER & CO.

Annex B
Section 262 of the General Corporation Law of the State of Delaware
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2)   If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)   Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e)   Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)   Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g)   At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k)   Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l)   The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.